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Filed Pursuant to Rule 424b(1)
Registration No. 333-96717
Registration No. 333-106898

3,275,000 Shares
Common Stock

We are offering 300,000 shares of common stock, and the selling stockholders identified in this prospectus are selling 2,975,000 shares of common stock. We will not receive any of the proceeds from the sale of the shares sold by the selling stockholders. Some of the selling stockholders have granted the underwriters a 30-day option to purchase up to an additional 491,000 shares to cover over-allotments, if any.

Our common stock is listed on the Nasdaq Stock Market under the symbol "CACH." The last reported sale price on July 8, 2003 was $18.87 per share.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 6.

	Per Share	Total
Public offering price	$18.00	$58,950,000
Underwriting discount	$1.08	$3,537,000
Proceeds, before expenses, to us	$16.92	$5,076,000
Proceeds to the selling stockholders	$16.92	$50,337,000

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Thomas Weisel Partners LLC	U.S. Bancorp Piper Jaffray
SG Cowen

The date of this prospectus is July 9, 2003

        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted.

PROSPECTUS SUMMARY

        The following summary highlights information contained elsewhere in this prospectus. It does not contain all of the information you should consider. Before you decide to invest in our common stock, you should read the entire prospectus carefully, including the "Risk Factors" and the consolidated financial statements and related notes included in this prospectus. Unless otherwise provided, references to "we," "us" and "our" refer to Cache, Inc. and references to "you" refer to prospective investors in our common stock.

Our Company

        We are a nationwide, mall-based specialty retailer of sophisticated, social occasion sportswear and dresses targeting style-conscious women between the ages of 25 and 55. We own and operate two separate store concepts, Cache and Lillie Rubin, each of which carries its own distinctive branded merchandise. Both concepts, while targeting different customer bases, focus on social occasion dressing designed for contemporary women who take pride in their appearance, whether they are out for a casual lunch or at a black tie affair. Our merchandise assortment extends from elegant eveningwear to our distinctive day-into-evening sportswear, which encompasses a variety of chic tops, bottoms and dresses versatile enough to be worn during the day or evening. We believe the appeal of our merchandise is enhanced through the intimate boutique-like environment we offer to our customers. This environment is achieved through a high level of customer service combined with our smaller store format, which averages approximately 2,000 square feet. As of June 13, 2003, we operated 240 stores primarily situated in central locations in high traffic, upscale malls.

        Cache.  Cache targets women between the ages of 25 and 45 through its differentiated merchandising mix and exciting store environment. The Cache brand appeals to a woman who has a youthful attitude, is self-confident and fashion-conscious, and requires a missy fit. Cache has built a reputation for, and a loyal customer base around, its eveningwear that encompasses both dresses and elegant separates. While eveningwear has been Cache's hallmark, its day-into-evening sportswear and casual dress assortments serve as complementary product lines. Cache's sportswear embodies a mix of contemporary, fitted separates accented with stylish detailing. Cache also offers its customers a variety of accessories to complement their social occasion dressing. In fiscal 2002, sportswear accounted for 65.7%, dresses for 26.1% and accessories for 8.2% of Cache's net sales. Within the Cache line, price points generally range from $60 for casual separates to $375 for eveningwear. As of June 13, 2003, we operated 212 Cache stores in 42 states and Puerto Rico.

        Lillie Rubin.  Lillie Rubin stores offer a more sophisticated line of social occasion apparel targeting women between the ages of 35 and 55. The sophistication of our Lillie Rubin apparel appeals to women seeking more mature designs and classic styles. Historically, Lillie Rubin has been known for its elegant eveningwear. In the spring of 2002, we launched a new day-into-evening sportswear collection in all of our Lillie Rubin stores. The two lines of apparel have proven to be complementary and have helped to broaden Lillie Rubin's customer base. With a slightly older and more established customer base, price points for Lillie Rubin apparel generally range from $85 for casual separates to $600 for eveningwear. As of June 13, 2003, we operated 28 Lillie Rubin stores in 14 states.

History

        The first Cache store was opened in 1975 in Florida as a couture boutique. From 1986 until 2000, Cache grew under the ownership of the Saul family, expanding from 29 stores to 183 stores at the end of 1999. In addition, in 1998 we acquired the 12-store Lillie Rubin chain and grew it to 18 stores by the end of 1999. By mid-2000, we recognized the need to bring in a more seasoned executive to lead us through our next phase of growth. In October 2000, we hired Brian Woolf as our Chief Executive Officer. Mr. Woolf recognized the significant opportunity to build upon a distinctive brand and market niche. He immediately embarked on a series of strategic initiatives to accelerate growth and enhance profitability. These initiatives included:

  •
  hiring several new members of management, all of whom have extensive retail experience,

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  re-launching the Cache brand through a national advertising campaign,

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  transitioning the merchandise mix to an exclusively Cache and Lillie Rubin branded line of apparel,

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  introducing our day-into-evening sportswear line in Lillie Rubin,

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  developing a more modern and flexible store format and

  •
  significantly reducing the number of stock keeping units and vendors.

        As a result of these initiatives, comparable stores sales have increased from 0% for fiscal 2001 to 7% for fiscal 2002 and gross margins increased from 35.3% to 42.0% during that same time period. Comparable store sales decreased 1% during the 21 week period ended May 24, 2003, as compared to the same period in 2002, and increased 4% during the four week period ended May 24, 2003, as compared to the same period in 2002.

Business Strategy

        We differentiate ourselves from other mall-based specialty retailers of women's apparel and department stores by serving a specific market niche: social occasion apparel with a missy fit. Our target customers desire to feel attractive and be admired by others, irrespective of the actual event for which they are dressing. For them, social occasion dressing relates more to an attitude than a specific type of event. Regardless of the reason for a purchase, the Cache and Lillie Rubin woman seeks apparel that is both eye-catching and alluring yet tasteful and age-appropriate. Our ability to merchandise apparel that appeals to these customers and at the same time provides a proper missy fit is our greatest competitive advantage. We capitalize on this advantage through our ability to:

  •
  Target a Highly Desirable Market.  Our target market comprises women between the ages of 25 and 55 with higher income levels. As compared to other demographics, the shopping options for these customers tend to be limited to either large department stores or highly specialized boutiques, particularly for social occasion dressing.

  •
  Preserve Distinct but Complementary Brand Images.  Cache and Lillie Rubin are two distinct brands with their own individual styles. While their assortments and images differ, these concepts are complementary. We have found that in malls containing Cache and Lillie Rubin stores, many of our customers shop in both stores during the same mall visit. As a result, we strategically place our Lillie Rubin stores in the same malls where Cache stores are located.

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  Provide a Boutique Environment.  We offer a boutique environment and highly personalized customer service through our smaller store format, the staffing levels in our stores and the customized marketing and attention we provide to our preferred customers.

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  Maintain Balance between Sportswear and Dress Businesses.  Both businesses help to differentiate us from other mall-based women's specialty retailers and are important parts of our overall strategy. Our dress and eveningwear business has a highly loyal customer base as well as strong, reliable sales during the spring and holiday seasons. In contrast, our sportswear provides a more consistent stream of sales throughout the year and attracts a broader customer base.

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  Enhance Merchandising Speed and Flexibility.  Virtually all of our merchandise is purchased from domestic vendors. By collaborating with our domestic vendors, we enjoy short lead times of four to 12 weeks. In addition, our suppliers drop ship all merchandise directly to our stores, further speeding delivery and reducing inventory risk.

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  Execute with Proven Management Team.  Our senior management has extensive industry expertise in all areas of specialty retailing. Brian Woolf, our Chief Executive Officer, has over 30 years of industry experience and has recruited a management team with similar deep and broad retail knowledge.

Growth Strategy

        With the new strategic initiatives that Mr. Woolf implemented after his arrival in October 2000, we have refined our overall operating strategy. With much of that groundwork complete, our main objective is to capitalize on our distinct brand identities and differentiated merchandise offerings to accelerate our growth. We intend to do so through the following means:

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  New Unit Expansion and Remodeling.  Our new store format optimizes space, enhances merchandise displays and facilitates customer flow. We remodeled 13 Cache stores and 2 Lillie Rubin stores in 2002, and expect to remodel approximately 20 Cache stores in fiscal 2003 and 25 Cache stores in fiscal 2004, as we renew our store leases. Through June 13, 2003, we had completed the remodeling of 8 of these stores. In fiscal 2002, we opened 10 new Cache and 3 new Lillie Rubin stores. We plan to accelerate new store openings in fiscal 2003 with the opening of approximately 23 new Cache and 2 new Lillie Rubin stores. As of June 13, 2003, we had opened 6 of these new Cache and 2 new Lillie Rubin stores. Additionally, we expect to open approximately 35 new stores in fiscal 2004, comprised of 30 new Cache and 5 new Lillie Rubin stores. Based on our internal analysis, we believe that the potential exists for at least 350 Cache and 100 Lillie Rubin stores nationwide.

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  Enhance Brand Recognition.  During fiscal 2002, we embarked upon an advertising campaign that renewed Cache's image and reinforced its distinct brand identity. This creative campaign encompassed print media, targeted direct mailings and outdoor advertising. Given its success, we will continue to undertake several strategic marketing initiatives. In addition, in fiscal 2003, we launched a direct mail marketing campaign for the Lillie Rubin brand.

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  Further Improve Profitability.  As we grow our business, we will continue to seek to increase our profitability. For example, in fiscal 2001 and 2002, we reduced the number of our vendors by approximately 24% and the number of our sportswear stock keeping units by approximately 42% compared to fiscal 2000. In addition to increasing our gross margins, these reductions also decreased our operating costs and improved our collaboration with manufacturers.

Recent Developments

        For the 13 week period ended June 28, 2003, net income increased to $3.5 million, or $0.37 per diluted share, from $3.0 million, or $0.31 per diluted share, for the same period last year. Net sales for the period increased to $56.0 million from $51.3 million for the same period last year. Same store sales increased 4% for the period.

        For the 26 week period ended June 28, 2003, net income increased to $5.2 million, or $0.54 per diluted share, from $4.8 million, or $0.50 per diluted share for the same period last year. Net sales for the period increased to $103.8 million from $98.9 million for the same period last year. Same store sales increased 1% for the period.

        A table summarizing financial results follows:

	13 Weeks Ended		26 Weeks Ended
	June 29, 2002	June 28, 2003	June 29, 2002	June 28, 2003
	(In thousands, except per share data)
Net sales	$51,294	$55,958	$98,937	$103,842
Operating income	4,586	5,665	7,458	8,248
Net income	$2,960	$3,541	$4,816	$5,182

Earnings per share
Basic	$0.33	$0.39	$0.53	$0.57
Diluted	$0.31	$0.37	$0.50	$0.54
Weighted average shares outstanding
Basic	9,100	9,131	9,100	9,125
Diluted	9,660	9,633	9,660	9,628

The Offering

Common stock offered by us	300,000 shares
Common stock offered by the selling stockholders	2,975,000 shares
Common stock to be outstanding after this offering	9,731,150 shares
Use of proceeds	We expect to use our net proceeds from this offering for general corporate purposes, including new store openings and working capital. We will not receive any proceeds from the sale of common stock offered by the selling stockholders.
Nasdaq Stock Market symbol	CACH

        The number of shares of common stock to be outstanding after this offering is based on 9,129,900 shares of common stock outstanding as of June 13, 2003. This number excludes 301,250 shares being sold by two selling stockholders, who will acquire these shares upon exercise of stock options. An additional 808,000 shares of common stock issuable upon the exercise of stock options outstanding as of June 13, 2003, with a weighted average exercise price of $3.89 per share are not included in the share numbers above.

        Except as otherwise indicated, the information in this prospectus assumes no exercise of the underwriters' over-allotment option.

Other Information

        We were formed as a Florida corporation in 1975. Our executive offices are located at 1460 Broadway, New York, NY 10036, and our telephone number is (212) 575-3200. Our website address is www.cache.com. The information contained on our website is not a part of this prospectus.

        Our logos are our registered trademarks. Other trademarks, service marks and trade names referred to in this prospectus are the property of their respective owners.

Summary Consolidated Financial and Operating Data
(In thousands, except per share and operating data)

        The following table summarizes our consolidated financial data and operating data. We operate on a 52- or 53-week fiscal year ending on the Saturday closest to December 31st. Our fiscal quarters consist of three accounting periods of 13 weeks each and a final period of 13 or 14 weeks. In this prospectus, fiscal 2000 ended on December 30, 2000, fiscal 2001 ended on December 29, 2001 and fiscal 2002 ended on December 28, 2002.

	52 Weeks Ended				13 Weeks Ended
	December 30, 2000	December 29, 2001		December 28, 2002	March 30, 2002	March 29, 2003
Operating Results
Net sales	$176,470	$179,899		$199,423	$47,643	$47,884
Gross profit	59,022	63,553		83,723	19,577	19,938
Store operating expenses	47,828	51,289		57,220	13,463	14,505
General and administrative expenses	9,481	8,929		12,190	3,242	2,850
Operating income	1,713	3,335		14,313	2,872	2,583
Other income (net)	24	1,858	(1)	260	51	74
Income before income taxes	1,737	5,193		14,573	2,923	2,657
Net income	$1,103	$3,298		$8,941	$1,856	$1,641

Earnings per share
Basic earnings per share	$0.12	$0.36		$0.98	$0.20	$0.18
Diluted earnings per share	$0.12	$0.36		$0.93	$0.20	$0.17
Weighted average shares outstanding
Basic	9,091	9,091		9,100	9,100	9,120
Diluted	9,224	9,229		9,632	9,474	9,597
Selected Operating Data
Number of stores open at end of period	215	222		234	223	236
Average sales per square foot(2)	$409	$408		$438	$106	$101
Comparable store sales increase(3)	3%	0%		7%	5%	(3%)

        The following table summarizes our balance sheet data at March 29, 2003:

  •
  on an actual basis and

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  as adjusted to reflect (i) our sale of the 300,000 shares offered by us after deducting the underwriting discount and estimated offering expenses payable by us, and (ii) our receipt of $941,328 upon the exercise of options to purchase an aggregate of 301,250 shares by two selling stockholders who will sell these shares in this offering.

	March 29, 2003
	Actual	As Adjusted
Balance Sheet Data
Working capital	$27,285	$32,795
Total assets	74,911	80,421
Total long-term debt	—	—
Stockholders' equity	47,145	52,655

(1)
Other income in fiscal 2001 included $1.5 million from the settlement of a trademark litigation claim undertaken against a third party, net of professional fees related to the lawsuit.
(2)
Average sales per square foot are calculated by dividing net sales by the weighted average store square footage.
(3)
Comparable store sales data are calculated based on the net sales of stores open at least 12 full months at the beginning of the period for which the data are presented.

RISK FACTORS

        You should carefully consider the following risks before making an investment in our common stock. The risks described below are not the only ones that we face. Any of the following risks could seriously harm our business, financial condition or results of operations. As a result, these risks could cause the decline of the trading price of our common stock, and you may lose all or part of your investment. You should also refer to the other information set forth in this prospectus, including our financial statements and the related notes.

Risks Related to Our Business and Industry

Our success depends on our ability to respond rapidly to ever-changing fashion trends and customer demands.

        Customer tastes and fashion trends change rapidly. Our success depends in large part on our ability to anticipate the fashion tastes of our customers, to respond to changing fashion tastes and consumer demands, and to translate market trends into fashionable merchandise on a timely basis. If we are unable to anticipate, identify or react to changing styles or trends, our sales may decline and we may be faced with excess inventories. If this occurs, we may be forced to rely on additional markdowns or promotional sales to dispose of excess or slow-moving inventory. This could also cause us to miss opportunities. Both of the foregoing could have a material adverse effect on our business, financial condition and results of operations. In addition, if we miscalculate fashion tastes and our customers come to believe that we are no longer able to offer fashions that appeal to them, our brand image may suffer.

Our growth will depend on our ability to successfully open and operate new stores. This may strain our ability to manage our business.

        Our growth strategy depends on our ability to open and operate new stores on a profitable basis. Opening new stores is dependent on a variety of factors including our ability to:

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  identify suitable markets and sites for store locations,

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  negotiate acceptable lease terms,

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  hire, train and retain competent store personnel,

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  maintain a proportion of new stores to mature stores that does not harm existing sales,

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  foster current relationships and develop new relationships with vendors that are capable of supplying an increasing volume of merchandise,

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  manage inventory effectively to meet the needs of new and existing stores on a timely basis and

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  expand our infrastructure to accommodate growth.

        We opened 10 new stores in fiscal 2001, 13 new stores in fiscal 2002 and, as of June 13, 2003, 8 new stores during fiscal 2003. Additionally, we plan to open approximately 17 new stores during the remainder of fiscal 2003 and approximately 35 new stores in fiscal 2004. We intend to continue to open a significant number of new stores in future years and to remodel many of our existing stores as their leases come up for renewal. Our proposed expansion will place demands on our operational, managerial and administrative resources. These increased demands could have a material adverse effect on our ability to manage our business. Since we plan to open more stores in fiscal 2003 and beyond than we have in prior years, our resources may come under greater strain and may prove to be inadequate. If we are unable to open new stores or remodel our existing stores as planned, or if our new stores are unsuccessful, it could have a negative impact on our financial performance. In addition, even if we are able to open new stores as planned, some of our newly opened stores may not be commercially successful, possibly resulting in their closure at a significant cost to us or a material adverse effect on our financial condition or results of operations.

        In addition, some of our new stores will be opened in areas of the United States in which we currently have few or no stores. The expansion into new markets may present competitive, merchandising and administrative challenges that are different from those currently encountered in our existing markets. Any of these challenges could adversely affect our business, financial condition and results of operations. To the extent our new store openings are in existing markets, we may experience reduced net sales volumes in existing stores in those markets.

We recently made changes to our business strategy that, if not successful, could hurt our profitability.

        Beginning in October 2000, with the hiring of our current Chief Executive Officer, Brian Woolf, we embarked on a number of strategic initiatives intended to improve our business and profitability. These initiatives included hiring new members of senior management, significantly increasing our advertising and promotional activities, transitioning to exclusively Cache and Lillie Rubin branded lines of apparel, increasing the number of store openings, remodeling existing stores and reducing the number of items carried in our stores and vendors from which we source. These initiatives have costs associated with them, and we cannot assure you that they ultimately will prove successful or result in an increase to our sales or profitability.

Fluctuations in comparable store sales and quarterly results of operations could cause the price of our common stock to decline substantially.

        Our quarterly results of operations for our individual stores have fluctuated in the past and will continue to fluctuate in the future. Since the beginning of fiscal 2000, our quarterly comparable store sales have ranged from an increase of 8% to a decrease of 5%. We cannot assure you that we will be able to increase comparable store sales in the future over any given period. Our comparable store sales and quarterly results of operations are affected by a variety of factors, including:

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  fashion trends,

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  calendar shifts of holiday or seasonal periods,

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  the effectiveness of our inventory management,

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  changes in our merchandise mix,

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  the timing of promotional events,

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  weather conditions,

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  changes in general economic conditions and consumer spending patterns and

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  actions of competitors or mall anchor tenants.

        If our future comparable store sales fail to meet the expectations of research analysts, then the market price of our common stock could decline substantially.

Our success depends in part on the efforts of our management team, several of whom are relatively new to our company.

        Our success in implementing our business and growth strategies depends on the abilities and experience of our management team. If we were to lose the services of one or more members of this team, and in particular the services of Brian Woolf, our Chief Executive Officer, we may be unable to find a suitable replacement on a timely basis. This in turn could adversely affect our business, financial condition and results of operations.

        Additionally, some members of our management team recently joined us and have been working together for a relatively short amount of time. It is possible that we will be unable to integrate the new members of our management to effectively and efficiently run our business. If we are unable to do so, it could frustrate the execution of our business strategy and hurt our profitability.

We may be adversely impacted at any time by a significant number of competitors.

        The women's apparel market is highly competitive, fragmented and characterized by low barriers to entry. We compete against a diverse group of retailers, including traditional department stores, national and local specialty retail stores, Internet-based retailers and mail order retailers. Many of our competitors, particularly traditional department stores and national specialty retail stores, are larger and have greater resources to expend on marketing and advertising campaigns. In addition, many of these competitors are already established in markets that we have not yet penetrated and have greater name recognition in general. We cannot assure you that we will continue to be successful in competing against existing or future competitors. Our expansion into markets served by our competitors or entry of new competitors or expansion of existing competitors into our markets could have a material adverse effect on our business, financial condition and results of operations.

Our sales fluctuate on a seasonal basis and are sensitive to economic conditions and consumer spending patterns, leaving our operating results particularly susceptible to changes in shopping patterns.

        Our net sales and net income are generally highest each year during our fourth fiscal quarter (October, November and December) and lowest in our third fiscal quarter (July, August and September). Sales during any period cannot be used as an accurate indicator of our annual results. Any significant decrease in sales during the fourth quarter in a given year would hurt our profitability.

        Our business is also sensitive to changes in overall economic conditions and consumer spending patterns. Our growth, sales and profitability may be adversely affected by unfavorable local, regional, national or international economic conditions, including the effects of war, terrorism or the threat of these events.

We rely on a relatively small number of vendors, and our success depends on maintaining good relationships with these vendors to source our products.

        For fiscal 2002, we purchased approximately 36% of our merchandise from our top five vendors, with approximately 18% being purchased from one vendor. The terms of our relationships with our vendors generally are not contractual and do not assure adequate supply or pricing on a long-term basis. If one or more of these vendors ceased to sell to us or significantly altered the terms of our relationship, we may be unable to obtain merchandise in a timely manner, in the desired styles, fabrics or colors, or at the prices and volumes we need. This could hurt our sales and our ability to respond to changing fashion trends. In addition, we have been reducing the number of vendors with which we do business and anticipate continuing this process. As we continue to do so, the risks associated with a vendor ceasing to sell to us may increase.

Some of our merchandise purchased from domestic vendors is produced in foreign facilities. This subjects us to the risks of international trade.

        Many of our domestic vendors utilize overseas production facilities. To the extent that our domestic vendors rely on overseas sources for a significant portion of their materials or products, any event causing a disruption of imports, including financial or political instability or trade restrictions in the form of tariffs or quotas or both, could negatively affect our business. These adverse impacts may include an increased cost to us, reductions in the supply of merchandise or delays in our manufacturing lead time.

We rely on third parties to distribute our merchandise. If these third parties do not adequately perform this function, our business would be disrupted.

        The efficient operation of our business depends on the ability of our vendors to ship merchandise through third party carriers, such as United Parcel Service, directly to our individual stores. These carriers typically employ personnel represented by labor unions and have experienced labor difficulties in the past. Due to our reliance on these parties for our shipments, interruptions in the ability of our vendors to ship our merchandise or the ability of carriers to fulfill the distribution of merchandise to our stores could adversely affect our business, financial condition and results of operations.

Our ability to attract new customers to our stores depends heavily on the success of the shopping malls in which we are located.

        All but a few of our existing stores are located in shopping malls. We cannot control the development of new shopping malls, the availability or cost of appropriate locations within existing or new shopping malls, or the success of individual shopping malls. A significant decrease in shopping mall traffic would have a material adverse effect on our results of operations.

We may be unable to protect our trademarks and other intellectual property rights.

        We believe that our trademarks and service marks are important to our success and our competitive position due to their name recognition with our customers. There can be no assurance that the actions we have taken to establish and protect our trademarks and service marks will be adequate to prevent imitation of our products by others or to prevent others from seeking to block sales of our products as a violation of the trademarks, service marks and proprietary rights of others. Also, others may assert rights in, or ownership of, our trademarks and other proprietary rights, and we may be unable to successfully resolve those types of conflicts to our satisfaction.

Risks Related to Arthur Andersen LLP

We have been unable to obtain any required consents from our former independent public accountants, Arthur Andersen LLP. It is unlikely you would be able to recover damages from them.

        In June 2002, Arthur Andersen was convicted of federal obstruction of justice charges in connection with its destruction of documents related to Enron Corp. and subsequently ceased conducting business. In order to include audited financial statements in a registration statement, we are required to obtain a consent from the independent public accountants who reported on the financial statements. Arthur Andersen cannot provide consents to include financial statements reported on by them in our registration statement. The report covering the financial statements for our 2000 fiscal year was previously issued by Arthur Andersen and has not been reissued by them. Because we are unable to obtain a consent from Arthur Andersen, you will be unable to sue Arthur Andersen under Section 11 of the Securities Act for material misstatements or omissions, if any, in the registration statement and prospectus, including the financial statements covered by their previously issued reports. Since Arthur Andersen has ceased conducting business, it is unlikely you would be able to recover damages from Arthur Andersen for any claim against them.

        If the SEC no longer accepts financial statements audited by Arthur Andersen, this may affect our ability to access the public capital markets unless KPMG LLP, our current independent accounting firm, or another independent accounting firm, is able to audit the financial statements for our 2000 fiscal year originally audited by Arthur Andersen or until we would not be required to include financial statements for our 2000 fiscal year in a registration statement. Any delay or inability to access the capital markets may have an adverse impact on our business.

Risks Related to This Offering

Our share price may be volatile and could decline substantially.

        The stock market has, from time to time, experienced extreme price and volume fluctuations. Many factors may cause the market price for our common stock to decline following this offering, including:

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  periodic variations in the actual or anticipated financial results of our business or other companies in the retail industry,

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  downward revisions in securities analysts' estimates,

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  material announcements by us or our competitors,

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  public sales of a substantial number of common shares following this offering and

  •
  adverse changes in general market conditions or economic trends.

If our quarterly results are below the expectations of securities market analysts and investors, the price of our common stock may decline.

Many factors can affect our business, financial condition and results of operations, and this makes the prediction of our financial results difficult. These factors include:

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  the timing of new store openings and net sales contributed by new stores,

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  increases or decreases in comparable store sales,

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  the timing of holidays,

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  changes in our merchandise,

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  general economic, industry and weather conditions that affect consumer spending and

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  the actions of our competitors.

        In the past, companies that have experienced volatility in the market price of their shares have been the subject of securities class action litigation. If we become involved in a securities class action litigation in the future, it could result in substantial costs and diversion of our management's attention and resources, thus harming our business.

We are controlled by a small group of existing stockholders whose interests may differ from other stockholders.

Andrew Saul and Joseph Saul, each a member of our Board of Directors, will beneficially own approximately 40.9% of our common stock after the completion of this offering (37.7% if the over-allotment is exercised in full). Accordingly, these stockholders will continue to have significant influence in determining the outcome of all matters submitted to our stockholders for approval, including the election of directors and significant corporate transactions. The interests of these stockholders may differ from the interests of other stockholders, and their concentration of ownership may have the effect of delaying or preventing a change in control that may be favored by other stockholders. Additionally, as directors, the Sauls will continue to have influence over our management and affairs. You should refer to the section of this prospectus entitled "Principal and Selling Stockholders" for more information.

Shares eligible for public sale after this offering could adversely affect our stock price.

        The market price for our common stock could decline as a result of sales by our existing stockholders of a large number of shares of our common stock in the market after this offering or the perception that such sales may occur. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. Of the estimated 9,731,150 shares that will be outstanding following the completion of this offering:

  •
  5,333,257 shares generally will be freely tradable in the public market, including all of the 3,275,000 shares offered under this prospectus,

  •
  approximately 4,397,893 additional shares may be sold after the expiration of the 90-day lock-up agreements entered into by our officers (other than Mr. Desjardins and Ms. McNeal), directors (other than Messrs. Schrader and Mintz) and the selling stockholders (other than Ms. Hoo and Mr. Smith) in this offering, subject to compliance with the volume limitations and other restrictions of Rule 144 and

  •
  808,000 additional shares will be eligible for issuance pursuant to options presently outstanding under our existing stock option plans, which shares we anticipate will be freely tradable once issued.

Provisions of our governing documents and Florida law could discourage acquisition proposals or delay a change in our control, and this may adversely affect the market price of our common stock or deny our stockholders a chance to realize a premium on their shares.

Our certificate of incorporation and by-laws contain anti-takeover provisions, including those listed below, that could make it more difficult for a third party to acquire control of us, even if that change in control would be beneficial to our stockholders:

  •
  our board of directors has the authority to issue common stock and preferred stock and to determine the price, rights and preferences of any new series of preferred stock without further stockholder approval and

  •
  there are limitations on who can call special meetings of stockholders.

        In addition, provisions of Florida law and our stock option plans may also discourage, delay or prevent a change in control of our company or unsolicited acquisition proposals.

FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 that relate to future events or our future financial performance. We have attempted to identify these statements by terminology including "believe," "anticipate," "plan," "expect," "estimate," "intend," "seek," "goal," "may," "will," "should," "can," "continue" or the negative of these terms or other comparable terminology. These statements may be found in the sections of this prospectus entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and in other sections of this prospectus that contain forward-looking statements. These statements are based on our current beliefs, expectations and assumptions and are subject to a number of risks, uncertainties and assumptions. Actual results, levels of activity, performance, achievements and events may vary significantly from those implied by the forward-looking statements. A description of risks that could cause our results to vary appears under the caption "Risk Factors" and elsewhere in this prospectus.

USE OF PROCEEDS

        We estimate that we will receive net proceeds from the sale of 300,000 shares of our common stock in this offering of approximately $4.6 million, after deducting the underwriting discount and estimated offering expenses payable by us. We will also receive $941,328 upon the exercise of options to purchase an aggregate of 301,250 shares by two selling shareholders who will sell these shares in this offering. We will not receive any proceeds from the sale of the common stock being offered by the selling stockholders.

        We expect to use the net proceeds from this offering for general corporate purposes, including new store openings and working capital. Pending our use of the net proceeds of this offering, we intend to invest the net proceeds in short-term, investment-grade, interest-bearing securities.

PRICE RANGE OF COMMON STOCK

        Our common stock is quoted on the Nasdaq Stock Market under the symbol "CACH." The following table sets forth, for the periods indicated, the high and low sales prices per share of our common stock as reported on the Nasdaq Stock Market.

	High	Low
Fiscal Year Ending December 27, 2003
First Fiscal Quarter	$14.57	$10.05
Second Fiscal Quarter	15.31	7.62
Third Fiscal Quarter (through July 8, 2003)	19.37	14.71
Fiscal Year Ending December 28, 2002
First Fiscal Quarter	$7.94	$3.40
Second Fiscal Quarter	18.45	6.26
Third Fiscal Quarter	18.15	9.25
Fourth Fiscal Quarter	15.05	10.29
Fiscal Year Ended December 29, 2001
First Fiscal Quarter	$5.00	$2.59
Second Fiscal Quarter	4.54	3.00
Third Fiscal Quarter	4.50	3.06
Fourth Fiscal Quarter	3.80	3.15

        On July 8, 2003, the last reported sale price of our common stock on the Nasdaq Stock Market was $18.87 per share. As of June 12, 2003, we had approximately 400 stockholders of record.

DIVIDEND POLICY

        We have never paid any cash dividends with respect to our common stock and currently do not anticipate paying any cash dividends in the foreseeable future. We intend to retain future earnings for use in the operation and expansion of the business.

CAPITALIZATION
(In thousands, except share and per share amount)

        The following table summarizes our balance sheet data as of March 29, 2003. This balance sheet data is presented on an actual basis and as adjusted basis to give effect to (i) the sale of 300,000 shares of common stock by us in this offering after deducting the underwriting discount and estimated offering expenses payable by us, and (ii) our receipt of $941,328 upon the exercise of options to purchase an aggregate of 301,250 shares by two selling shareholders who will sell these shares in this offering.

        The shares of common stock below reflected in stockholders' equity exclude shares of common stock issuable and reserved for future issuance under our option plans. The information in this table is unaudited, and you should read this table in conjunction with the consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus.

	March 29, 2003
	Actual	As Adjusted

Cash, equivalents and marketable securities	$21,427	$26,937

Long-term debt	—	—

Stockholders' equity:
Common stock, par value $0.01 per share; 20,000,000 shares authorized; 9,129,900 issued and outstanding, actual; and 9,731,150 issued and outstanding, as adjusted	91	97
Additional paid-in capital	19,821	25,325
Retained earnings	27,233	27,233

Total stockholders' equity	47,145	52,655

Total capitalization	$47,145	$52,655

SELECTED CONSOLIDATED FINANCIAL DATA
(In thousands, except per share and operating data)

        The following selected consolidated financial data should be read in connection with, and are qualified by reference to, the consolidated financial statements and related notes.

        The data for the years ended December 30, 2000, December 29, 2001 and December 28, 2002 are derived from audited financial statements included elsewhere in this prospectus and the data for the years ended January 2, 1999 and January 1, 2000 are derived from audited consolidated financial statements not included in this prospectus. The historical financial data as of March 30, 2002 and March 29, 2003, and for the thirteen weeks ended March 30, 2002 and March 29, 2003 have been derived from unaudited financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, which in the opinion of our management, are necessary for a fair presentation of the information set forth therein. Operating results for the 13 weeks ended March 29, 2003 are not necessarily indicative of operating results to be expected for the full year.

	52 Weeks Ended(1)						13 Weeks Ended
	January 2, 1999(1)	January 1, 2000	December 30, 2000	December 29, 2001		December 28, 2002	March 30, 2002	March 29, 2003
Operating Results
Net sales	$146,831	$161,373	$176,470	$179,899		$199,423	$47,643	$47,884
Cost of sales	95,259	105,145	117,448	116,346		115,700	28,066	27,946

Gross profit	51,572	56,228	59,022	63,553		83,723	19,577	19,938
Store operating expenses	37,917	42,366	47,828	51,289		57,220	13,463	14,505
General and administrative	7,058	7,655	9,481	8,929		12,190	3,242	2,850

Operating income	6,597	6,207	1,713	3,335		14,313	2,872	2,583
Other income (net)	227	286	64	1,858	(2)	260	51	74
Interest expense	(154)	(134)	(40)	—		—	—	—

Income before income taxes	6,670	6,359	1,737	5,193		14,573	2,923	2,657
Income tax provision	2,735	2,350	634	1,895		5,632	1,067	1,016

Net income	$3,935	$4,009	$1,103	$3,298		$8,941	$1,856	$1,641

Earnings per share
Basic earnings per share	$0.43	$0.44	$0.12	$0.36		$0.98	$0.20	$0.18
Diluted earnings per share	$0.43	$0.43	$0.12	$0.36		$0.93	$0.20	$0.17
Weighted average shares outstanding(3)
Basic	9,091	9,091	9,091	9,091		9,100	9,100	9,120
Diluted	9,170	9,305	9,224	9,229		9,632	9,474	9,597
Selected Operating Data
Number of stores open at end of period	184	201	215	222		234	223	236
Average sales per square foot(4)	$403	$400	$409	$408		$438	$106	$101
Comparable store sales increase(5)	2%	5%	3%	0%		7%	5%	(3%	)

	January 2, 1999(1)	January 1, 2000	December 30, 2000	December 29, 2001	December 28, 2002	March 30, 2002	March 29, 2003
Balance Sheet Data
Working capital	$15,374	$14,877	$16,165	$20,197	$26,654	$22,115	$27,285
Total assets	51,558	56,962	55,051	57,135	70,752	65,165	74,911
Total long-term debt	2,000	—	—	—	—	—	—
Stockholders' equity	27,896	31,905	33,008	36,306	45,292	38,185	47,145

(1)
Results for the fiscal year ended January 2, 1999 include 53 weeks. Results for all other fiscal years presented include 52 weeks.

(2)
Other income in fiscal 2001 included $1.5 million from the settlement of a trademark litigation claim undertaken against a third party, net of professional fees related to the lawsuit. Other income generally consists of interest income.

(3)
Diluted weighted average shares for the fiscal years ended January 2, 1999, January 1, 2000, December 30, 2000, December 29, 2001 and December 28, 2002 include 79,000, 214,000, 133,000, 138,000 and 532,000 shares, respectively, due to the potential exercise of stock options that were outstanding and exercisable during those years. Diluted weighted average shares for the 13 week periods ended March 30, 2002 and March 29, 2003 include 374,000 and 477,000 shares, respectively, due to the potential exercise of stock options that were outstanding and exercisable during such periods.

(4)
Average sales per square foot are calculated by dividing net sales by the weighted average store square footage.

(5)
Comparable store sales data are calculated based on the net sales of stores open at least 12 full months at the beginning of the period for which the data are presented.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion in conjunction with our consolidated financial statements and related notes that appear elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs, and which involve risks, uncertainties and assumptions. Our actual results may differ materially from those discussed in the forward-looking statements. Factors that might cause future results to differ materially from those discussed in the forward-looking statements include, but are not limited to, those discussed in "Risk Factors."

Overview

        We are a nationwide, mall-based specialty retailer of sophisticated, social occasion sportswear and dresses targeting style-conscious women between the ages of 25 and 55. We own and operate two separate store concepts, Cache and Lillie Rubin, each of which carries its own distinctive branded merchandise. As of June 13, 2003, we operated 240 stores primarily situated in central locations in high traffic, upscale malls.

        The first Cache store was opened in 1975 in Florida as a couture boutique. From 1986 until 2000, Cache grew under the ownership of the Saul family, expanding from 29 stores to 183 stores at the end of 1999. In addition, in 1998 we acquired the 12-store Lillie Rubin chain and grew it to 18 stores by the end of 1999. In October 2000, we hired Brian Woolf as our Chief Executive Officer. Mr. Woolf embarked on a series of strategic initiatives to accelerate growth and enhance profitability. These initiatives included:

  •
  hiring several new members of management, all of whom have extensive retail experience,

  •
  re-launching the Cache brand through a national advertising campaign,

  •
  transitioning the merchandise mix to an exclusively Cache and Lillie Rubin branded line of apparel,

  •
  introducing our day-into-evening sportswear line in Lillie Rubin,

  •
  developing a more modern and flexible store format and

  •
  significantly reducing the number of stock keeping units and vendors.

        As a result of these initiatives, comparable stores sales increased from 0% in fiscal 2001 to 7% in fiscal 2002 and gross margins increased from 35.3% to 42.0% during that same time period. Improvements to our gross margins in fiscal 2002 were primarily the result of our significant reduction in 2000 and 2001 in the number of stock keeping units we carry and vendors from which we purchase. Comparable store sales decreased 1% during the 21 week period ended May 24, 2003, as compared to the same period in 2002, and increased 4% during the four week period ended May 24, 2003, as compared to the same period in 2002.

General

        Net sales.  Net sales consist of sales from comparable stores and non-comparable stores. A store is not included in comparable store sales until the first day of the fiscal month following the twelfth full month of sales. Non-comparable store sales include sales generated at new stores prior to the period when they are considered comparable stores and sales generated from stores that we have since closed.

        Cost of sales.  Cost of sales includes the cost of merchandise, cost of freight from vendors, payroll for our design, buying and merchandising personnel and store occupancy costs. Store occupancy costs include rent, contingent rents, common area maintenance and real estate taxes.

        Store operating expenses.  Store operating expenses include payroll, payroll taxes, health benefits, insurance, credit card processing fees, depreciation, licenses and taxes as well as marketing and advertising expenses.

        General and administrative expenses.  General and administrative expenses include district and regional manager payroll, other corporate personnel payroll and employee benefits, employment taxes, insurance, legal and other professional fees and other corporate level expenses. Corporate level expenses are primarily attributable to our corporate headquarters in New York.

Accounting Policies and Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the appropriate application of certain accounting policies, many of which require us to make estimates and assumptions about future events and their impact on amounts reported in our financial statements and related notes. Since future events and their impact cannot be determined with certainty, the actual results will inevitably differ from our estimates. Such differences could be material to the financial statements.

        We believe our application of accounting policies, and the estimates inherently required therein, are reasonable. These accounting policies and estimates are constantly reevaluated, and adjustments are made when facts and circumstances dictate a change. Historically, we have found our application of accounting policies to be appropriate, and actual results have not differed materially from those determined using necessary estimates.

        Our accounting policies are more fully described in Note 1 to the financial statements, located elsewhere in this prospectus. We have identified certain critical accounting policies which are described below.

        Inventories.  Our merchandise inventory is carried at the lower of cost or market using the retail method of accounting. We make assumptions to adjust the value of inventory based on historical experience and current information. This procedure inherently reduces the carrying value of inventories as markdowns are initiated. These assumptions can have a significant impact on current and future operating results and financial position.

        Revenue Recognition.  Sales are recognized at the "point of sale," which occurs when merchandise is sold in an "over-the-counter" transaction or upon receipt by a customer. Our customers have the right to return merchandise. Sales are reported net of actual and estimated returns. We maintain a reserve for potential product returns. We record a provision for estimated product returns as a reduction of sales. We determine this provision based on historical experience.

Results of Operations

        The following table sets forth our operating results, expressed as a percentage of net sales.

	52 Weeks Ended			13 Weeks Ended
	December 30, 2000	December 29, 2001	December 28, 2002	March 30, 2002	March 29, 2003
Operating Results
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	66.6	64.7	58.0	58.9	58.4

Gross profit	33.4	35.3	42.0	41.1	41.6
Store operating expenses	27.1	28.5	28.7	28.3	30.3
General and administrative expenses	5.4	5.0	6.1	6.8	6.0

Operating income	1.0	1.9	7.2	6.0	5.4
Other income (net)	0.0	1.0	0.1	0.1	0.2

Income before income taxes	1.0	2.9	7.3	6.1	5.5
Income taxes	0.4	1.1	2.8	2.2	2.1

Net income	0.6%	1.8%	4.5%	3.9%	3.4%

13 Weeks Ended March 29, 2003 (Fiscal 2003) Compared to 13 Weeks Ended March 30, 2002 (Fiscal 2002)

        Net sales.  Net sales increased to $47.9 million from $47.6 million, an increase of $241,000, or 0.5%, over the comparable prior year fiscal quarter. Net sales from new stores and non-comparable stores were $1.7 million during the current quarter. Comparable store sales decreased $1.5 million, or 3%, during the quarter.

        Gross profit.  Gross profit increased to $19.9 million from $19.6 million, an increase of $361,000, or 1.8%, over the comparable prior year fiscal quarter. As a percentage of net sales, gross profit increased to 41.6% from 41.1%. This increase as a percentage of net sales was primarily due to higher initial margins resulting from a reduction in the number of our vendors and the number of stock keeping units and changes in sales mix. Higher buying and occupancy costs, as well as higher markdowns, partially offset the initial gross margin improvements.

        Store operating expenses.  Store operating expenses increased to $14.5 million from $13.5 million, an increase of $1.0 million, or 7.7%, over the comparable prior year fiscal quarter. As a percentage of net sales, store operating expenses increased to 30.3% from 28.3%. This increase was primarily due to higher marketing and advertising expenses of $387,000 and higher payroll and employee-related expenses of $385,000.

        General and administrative expenses.  General and administrative expenses decreased to $2.9 million from $3.2 million, a decrease of $392,000, or 12.1%, from the prior fiscal quarter. As a percentage of net sales, general and administrative expenses decreased to 6.0% from 6.8%. This decrease was primarily due to lower corporate payroll and employee-related costs.

        Income taxes.  Income taxes decreased to $1.0 million from $1.1 million for the prior fiscal quarter. The decrease was attributable to lower taxable income and was partially offset by an increase in our effective tax rate from 36.5% in fiscal 2002 to 38.3% in fiscal 2003. The increase in our overall effective tax rate was primarily attributable to a change in the mix of income subject to tax in the various states in which we conduct business.

        Net income.  As a result of the foregoing, net income decreased to $1.6 million from $1.9 million in the comparable prior year fiscal quarter.

52 Weeks Ended December 28, 2002 (Fiscal 2002) Compared to 52 Weeks Ended December 29, 2001 (Fiscal 2001)

        Net sales.  Our net sales increased to $199.4 million from $179.9 million, an increase of $19.5 million, or 10.9%, over the prior fiscal year. This increase reflects $12.6 million of additional net sales as a result of a 7% increase in our comparable store sales. The remainder of this increase was the result of additional net sales from non-comparable stores.

        Gross profit.  Our gross profit increased to $83.7 million from $63.6 million, an increase of $20.2 million, or 31.7%, over the prior fiscal year. This increase was the combined result of higher net sales and increased gross profit margins. As a percentage of net sales, gross profit increased to 42.0% from 35.3%. This increase as a percentage of net sales was primarily due to higher initial margins resulting from a reduction in the number of our vendors and the number of stock keeping units. These reductions enabled us to commit to bulk fabric purchases and increased our ability to receive favorable pricing from vendors.

        Store operating expenses.  Our store operating expenses increased to $57.2 million from $51.3 million, an increase of $5.9 million, or 11.6%, over the prior fiscal year. As a percentage of net sales, store operating expenses increased to 28.7% from 28.5%, primarily due to higher marketing and advertising expenses which were partially offset by a reduction in other store operating expenses as a percentage of sales, due to the fixed nature of most of these expenses.

        General and administrative expenses.  Our general and administrative expenses increased to $12.2 million from $8.9 million, an increase of $3.3 million, or 36.5%, over the prior fiscal year. As a percentage of net sales, general and administrative expenses increased to 6.1% from 5.0%, primarily due to higher corporate-level payroll, including bonuses and other employee-related costs.

        Other income.  Other income decreased to $260,000 from $1.9 million in the prior fiscal year, primarily attributable to the $1.5 million of other income accrued in fiscal 2001 from the settlement of a trademark litigation claim undertaken against a third party, net of professional fees related to the lawsuit. Other income generally consists of interest income.

        Income taxes.  Our taxes increased to $5.6 million from $1.9 million, an increase of $3.7 million over the prior fiscal year. This increase was attributable to higher taxable income as well as an increase in our effective tax rate from 36.5% in fiscal 2001 to 38.6% in fiscal 2002. The increase in our overall effective income tax rate was attributable to increased levels of federal taxable income subject to tax in a higher tax bracket, as well as a change in the mix of income subject to tax in the various states in which we conduct business.

        Net income.  As a result of the foregoing, our net income increased to $8.9 million from $3.3 million, an increase of $5.6 million from the same period last year.

52 Weeks Ended December 29, 2001 (Fiscal 2001) Compared to 52 Weeks Ended December 30, 2000 (Fiscal 2000)

        Net sales.  Our net sales increased to $179.9 million from $176.5 million, an increase of $3.4 million, or 1.9%, over the prior fiscal year. This increase was the result of net sales from non-comparable stores. Comparable store sales increased by 3% in the first 26 weeks of fiscal 2001. Comparable store sales decreased by 3% in the second 26 weeks of fiscal 2001 as a result of the after-effects of the events of September 11 and the slowdown in the United States economy.

        Gross profit.  Our gross profit increased to $63.6 million from $59.0 million, an increase of $4.5 million, or 7.7%, over the prior fiscal year. As a percentage of net sales, gross profit increased to 35.3% from 33.4%. This increase as a percentage of net sales was primarily the result of the change in our merchandising strategy. We reduced the number of vendors from which we purchased during fiscal 2001 by 28% from fiscal 2000 and reduced the number of stock keeping units we carried by 39%. The effects of these changes on our financial performance were realized in the third and fourth quarters of fiscal 2001. The increase in our gross margin was offset in part by an increase in occupancy expenses for new stores and merchandise markdowns due to the difficult retail environment in the third and fourth quarters of fiscal 2001.

        Store operating expenses.  Our store operating expenses increased to $51.3 million from $47.8 million, an increase of $3.5 million, or 7.2%, over the prior fiscal year. This was due primarily to an increase in the total number of stores. As a percentage of net sales, store operating expenses increased to 28.5% from 27.1%, primarily due to an increase in payroll expense of $2.0 million and an increase in advertising expense of $1.0 million.

        General and administrative expenses.  Our general and administrative expenses declined to $8.9 million from $9.5 million, a decrease of $552,000, or 5.8%, from the prior fiscal year. As a percentage of net sales, general and administrative expenses decreased to 5.0% from 5.4%. This decrease was primarily attributable to professional fees relating to the trademark litigation settled during May 2001. In fiscal 2000, these fees were included in general and administrative expenses. In fiscal 2001, these fees were offset against the recovery which is included in other income.

        Other income.  Other income increased to $1.9 million from $64,000, an increase of $1.8 million, over the same period last year, primarily attributable to the $1.5 million we received from the settlement of a trademark litigation claim undertaken against a third party, net of professional fees related to the lawsuit.

        Income taxes.  Our taxes increased to $1.9 million from $634,000, an increase of $1.3 million, over the same period last year. This increase was attributable to higher taxable income.

        Net income.  As a result of the foregoing, our net income increased to $3.3 million from $1.1 million, an increase of $2.2 million, over the prior fiscal year.

Quarterly Results and Seasonality

        We experience seasonal and quarterly fluctuations in our net sales and operating income. Our quarterly results of operations may fluctuate significantly as a result of a variety of factors, including the timing of new store openings, fashion trends and shifts in timing of certain holidays. Our business is subject to seasonal influences, characterized by highest sales during our fourth fiscal quarter (October, November and December) and lowest sales during our third fiscal quarter (July, August and September).

        The following table includes our unaudited quarterly results of operations data for each of the eight quarters during the two-year period ended December 28, 2002 and for the quarter ended March 29, 2003. We derived this data from our unaudited quarterly consolidated financial statements. We believe that we have prepared this information on the same basis as our audited consolidated financial statements and have included all necessary adjustments, consisting only of normal recurring adjustments, to present fairly the selected quarterly information when read in conjunction with our audited annual consolidated financial statements and the notes to those statements included elsewhere in this prospectus. The operating results for any particular quarter are not necessarily indicative of the operating results for any future period.

	13 Weeks Ended
	Mar. 31, 2001	June 30, 2001	Sept. 29, 2001	Dec. 29, 2001	Mar. 30, 2002	June 29, 2002	Sept. 28, 2002	Dec. 28, 2002	Mar. 29, 2003
	(unaudited)
	(Dollars in thousands)
Operating Results
Net sales	$44,191	$45,613	$37,859	$52,236	$47,643	$51,294	$41,989	$58,497	$47,884
Gross profit	15,235	16,084	12,859	19,375	19,577	21,902	16,787	25,457	19,938
Operating income	308	835	(1,638)	3,830	2,872	4,586	94	6,761	2,583
Net income	1,198	629	(1,009)	2,480	1,856	2,960	103	4,022	1,641
As a Percentage of Net Sales
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Gross profit	34.5	35.3	34.0	37.1	41.1	42.7	40.0	43.5	41.6
Operating income	0.7	1.8	(4.3)	7.3	6.0	8.9	0.2	11.6	5.4
Net income	2.7	1.4	(2.7)	4.7	3.9	5.8	0.2	6.9	3.4
Selected Operating Data
Number of stores open at end of period	215	214	217	222	223	224	227	234	236
Comparable store sales increase	4%	2%	(1%)	(5%)	5%	8%	7%	8%	(3%)

Liquidity and Capital Resources

        Our cash requirements are primarily for the construction of new stores and inventory for new stores as well as the remodeling of existing stores. We have historically satisfied our cash requirements principally through cash flow from operations. As of March 29, 2003, we had working capital of approximately $27.3 million, which included cash equivalents and marketable securities of $21.4 million.

        During the thirteen weeks ended March 29, 2003, we used $1.4 million in cash for operating activities due primarily to an increase in inventory of $5.8 million, a decrease in accrued liabilities of $3.9 million, and an increase in receivables of $508,000, partially offset by net income, an increase in accounts payable of $5.8 million and depreciation of $1.2 million. During fiscal 2002, we generated $19.9 million in cash from operating activities due primarily to net income, depreciation of $5.0 million, an increase in accrued liabilities of $3.6 million, a decrease in receivables of $1.6 million and an increase in accounts payable of $899,000. During fiscal 2001, we generated $9.6 million in cash from operating activities due primarily to net income, depreciation of $4.9 million, a decrease in inventory of $2.4 million and a decrease in accounts receivable of $1.0 million, offset in part by the gain on a litigation settlement of $1.5 million and a decrease in accounts payable of $1.2 million. During fiscal 2000, we generated $1.7 million in cash from operating activities due primarily to net income, depreciation of $4.9 million and an increase in accrued liabilities of $1.5 million, offset in part by a decrease in accounts payable of $4.0 million.

        Cash provided by investing activities was approximately $6.7 million for the thirteen weeks ended March 29, 2003, primarily as a result of the maturity of $8.7 million of marketable securities offset in part by $2.0 million used for equipment and leasehold improvements in new and remodeled stores. Cash used in investing activities was approximately $4.8 million for fiscal 2000, $4.2 million for fiscal 2001 and $21.7 million for fiscal 2002. These amounts were used for the purchase of marketable securities as well as the payment for equipment and leasehold improvements in new and remodeled stores. Our capital requirements depend primarily on the number of new stores we open, the number of existing stores we remodel and the timing of these expenditures. Projected capital expenditures for the last three fiscal quarters of 2003 to fund new store openings and remodelings are approximately $8.0 million.

        We estimate that the average net investment to open new stores is approximately $175,000 to $225,000, which includes new store opening expenses and initial inventory, net of landlord contributions and payables. We estimate that the average net investment to remodel an existing store is approximately $200,000 to $300,000, net of landlord contributions.

        Cash used in financing activities was negligible in fiscal 2000, fiscal 2001, fiscal 2002 and the thirteen weeks ended March 29, 2003.

        We have a line of credit with Fleet Bank, N.A., permitting us to borrow up to $15.0 million on a revolving basis. At March 29, 2003, there was no outstanding balance under this credit facility. Amounts outstanding under the credit facility bear interest at a maximum annual rate equal to the bank's prime rate, currently 4.25%. The agreement relating to this facility contains selected financial and other covenants. In addition, the credit facility contains restrictions on our ability to make capital expenditures, incur indebtedness or create or incur liens on our assets. While this facility is unsecured, if a default occurs under the facility, we are required to grant the lender a security interest in our inventory and accounts receivable. We are currently in compliance with all loan covenants. This facility expires in November 2005.

        We believe that cash flows from operations, our current available cash, funds available under our revolving credit facility and the net proceeds to us from this offering will be sufficient to meet our working capital needs and contemplated new store opening expenses for at least the next 12 months. If our cash flow from operations should decline significantly or if we should accelerate our store expansion or remodeling program, it may be necessary for us to seek additional sources of capital.

Contractual Obligations and Commercial Commitments

        The following tables summarize our minimum contractual commitments and commercial obligations as of March 29, 2003:

	Payments Due in Period
	Total	Remainder of 2003	2004- 2005	2006- 2007	After 2007
	(In thousands)
Contractual Obligations
Employment contracts	$—	$—	$—	$—	$—
Operating leases	129,761	14,834	35,865	27,562	51,500

Total	$129,761	$14,834	$35,865	$27,562	$51,500

	Payments Due in Period
	Total	Remainder of 2003	2004- 2005	2006- 2007	After 2007
	(In thousands)
Commercial Commitments
Credit facility	$—	$—	$—	$—	$—
Letters of credit	527	527	—	—	—

Total	$527	$527	$—	$—	$—

Quantitative and Qualitative Disclosures About Market Risk

        Our market risks relate primarily to changes in interest rates. We bear this risk in two specific ways. First, our revolving credit facility carries a variable interest rate that is tied to market indices and, therefore, our statement of income and our cash flows will be exposed to changes in interest rates. As of March 29, 2003, we had no borrowings under our credit facility. However, we may borrow funds under our revolving credit facility as needed.

        The second component of interest rate risk involves the short-term investment of excess cash in short-term, investment-grade interest-bearing securities. These investments are included in cash and equivalents as well as marketable securities on our balance sheet. If there are changes in interest rates, those changes would affect the investment income we earn on these investments and, therefore, impact our cash flows and results of operations.

Recent Accounting Pronouncements

        In July 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets." The related statements address financial accounting and reporting for business combinations and acquired goodwill and other intangible assets. SFAS 141 is effective for all business combinations initiated after June 30, 2001. SFAS 142 is effective for all fiscal years beginning after December 15,

2001. We adopted SFAS 142 in January 2002. The adoption of SFAS 141 and SFAS 142 did not have a material impact on our financial position and results of operations.

        In September 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations", which addresses the accounting and financial reporting for legal obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. The provisions of SFAS No. 143 will be effective for our financial statements for the 2003 fiscal year. We do not expect the adoption of this standard to have a significant impact on our financial position, earnings or cash flows.

        In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which addresses the accounting for impairment or disposal of long-lived assets and discontinued operations. On December 30, 2001, we adopted this standard and its application did not have a significant impact on our financial position, earnings or cash flows.

        In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", which addresses accounting for restructuring and similar costs. SFAS No. 146 supercedes previous accounting guidance, principally Emerging Issues Task Force Issue No. 94-3. SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue 94-3, a liability for an exit cost was recognized at the date of the company's commitment to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. Accordingly, SFAS No. 146 may affect the timing of recognizing any future restructuring costs as well as the amounts recognized. This statement establishes accounting standards for recognition and measurement of a liability for an asset retirement obligation and the associated asset retirement cost. We are required to adopt the provisions of SFAS No. 146 effective for exit or disposal activities initiated after December 31, 2002. We will adopt the provisions of SFAS No. 146 for any restructuring activities initiated after December 31, 2002.

        On December 31, 2002, the FASB issued Statement No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure", which amends FASB Statement No. 123, "Accounting for Stock-Based Compensation." Statement 148 amends the disclosure requirements in Statement 123 for stock-based compensation for annual periods ending after December 15, 2002 and for interim periods beginning after December 15, 2002. Therefore, calendar year-end companies should provide the amended disclosures in their December 31, 2002 annual financial statements and their March 31, 2003 interim financial statements. These disclosure requirements apply to all companies, including those that continue to recognize stock-based compensation under APB Opinion No. 25, "Accounting for Stock Issued to Employees."

        Effective for financial statements for fiscal years ending after December 15, 2002, Statement 148 also provides three alternative transition methods for companies that choose to adopt the fair value measurement provisions of Statement 123. Earlier application of those transition methods is permitted for entities with a fiscal year ending prior to December 15, 2002, provided that financial statements for the 2002 fiscal year have not been issued as of December 31, 2002.

        We will continue to recognize stock-based compensation under APB Opinion No. 25, and in accordance with FASB Statement No. 148, we will include required disclosures for interim reporting purposes.

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Among other things, the statement does not affect the classification or measurement of convertible bonds, puttable stock, or other outstanding shares that are conditionally redeemable. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The statement is to be implemented by reporting the cumulative effect of change in an accounting principle for financial instruments created before the issuance date of the statement and still existing at the beginning of the interim period of adoption. We do not expect the adoption of this statement to have a material effect on our financial position and results of operations.

        In November 2002, the FASB issued FASB Interpretation 45 which requires new disclosures and liability-recognition for certain guarantees. This interpretation addresses the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees. It clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This interpretation does not prescribe a specific approach for subsequently measuring the guarantor's recognized liability over the term of the related guarantee. This interpretation also incorporates, without change, the guidance in FASB Interpretation No. 34, Disclosure of Indirect Guarantees of Indebtedness of Others, which is being superceded. The initial recognition and measurement provisions of Interpretation 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements in Interpretation 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The interpretive guidance incorporated without change from Interpretation 34 continues to be required for financial statements for fiscal years ending after June 15, 1981—the effective date of Interpretation 34. We have determined that the adoption of FIN 45 will not have a material impact on our financial position and results of operations.

        In January 2003, the FASB issued FASB Interpretation 46 which addresses the consolidation by business enterprises of variable interest entities, which have one or both of the following characteristics: 1) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional financial support from other parties, 2) the equity investors lack one or more of the following essential characteristics of a controlling financial interest: a) the direct or indirect ability to make decisions about the entity's activities through voting or similar rights, b) the obligation to absorb the expected losses of the entity if they occur, or c) the right to receive the expected residual returns of the entity if they occur. The interpretation will have a significant effect on existing practice for certain companies because it requires existing variable interest entities to be consolidated if those entities do not effectively disburse risks among parties involved. In addition, FIN 46 contains detailed disclosure requirements. This interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The interpretation applies to public enterprises as of the beginning of the applicable interim or annual period, and it applies to nonpublic enterprises as of the end of the applicable annual period. We have determined that the adoption of FIN 46 will have no material impact on our financial position and results of operations.

BUSINESS

        We are a nationwide, mall-based specialty retailer of sophisticated, social occasion sportswear and dresses targeting style-conscious women. We own and operate two separate store concepts, Cache and Lillie Rubin, each of which carries its own distinctive branded merchandise. Cache targets women between the ages of 25 and 45 who have a youthful attitude, are self-confident and fashion-conscious, and require a missy fit. Lillie Rubin stores offer a more sophisticated line of social occasion apparel targeting women between the ages of 35 and 55.

        Both store concepts focus on social occasion dressing designed for contemporary women who take pride in their appearance, whether they are out for a casual lunch or at a black tie affair. Our Cache and Lillie Rubin lines extend from elegant eveningwear to our distinctive day-into-evening sportswear, which encompasses a variety of chic tops, bottoms and dresses versatile enough to be worn during the day or evening. We believe the appeal of our merchandise is enhanced through the intimate boutique-like environment we offer to our customers. This environment is achieved through a high level of customer service combined with our smaller store format, which averages approximately 2,000 square feet. As of June 13, 2003, we operated 212 Cache and 28 Lillie Rubin stores primarily situated in central locations in high traffic, upscale malls throughout the United States.

History

        The first Cache store was opened in 1975 in Florida as a couture boutique. From 1986 until 2000, Cache grew under the ownership of the Saul family, expanding from 29 stores to 183 stores at the end of 1999. In addition, in 1998 we acquired the 12-store Lillie Rubin chain and grew it to 18 stores by the end of 1999. By mid-2000, we recognized the need to bring in a more seasoned executive to lead us through our next phase of growth. In October 2000, we hired Brian Woolf as our Chief Executive Officer. Mr. Woolf recognized the significant opportunity to build upon a distinctive brand and market niche. He immediately embarked on a series of strategic initiatives to accelerate growth and enhance profitability. These initiatives included:

  •
  hiring several new members of management, all of whom have extensive retail experience,

  •
  re-launching the Cache brand through a national advertising campaign,

  •
  transitioning the merchandise mix to an exclusively Cache and Lillie Rubin branded line of apparel,

  •
  introducing our day-into-evening sportswear line in Lillie Rubin,

  •
  developing a more modern and flexible store format and

  •
  significantly reducing the number of stock keeping units and vendors.

        As a result of these initiatives, comparable stores sales have increased from 0% in fiscal 2001 to 7% in fiscal 2002 and gross margins increased from 35.3% to 42.0% during that same time period. Comparable store sales decreased 1% during the 21 week period ended May 24, 2003, as compared to the same period in 2002, and increased 4% during the four week period ended May 24, 2003, as compared to the same period in 2002.

Business Strategy

        We differentiate ourselves from other mall-based specialty retailers of women's apparel and department stores by serving a specific market niche: social occasion apparel with a missy fit. Our target customers desire to feel attractive and be admired by others, irrespective of the actual event for which they are dressing. For them, social occasion dressing relates more to an attitude than a specific type of event. For example, a woman may wear our sportswear to a picnic or out shopping when she wants to feel and look her best. Regardless of the reason for a purchase, the Cache and Lillie Rubin woman seeks apparel that is both eye-catching and alluring yet tasteful and age-appropriate. Our ability to merchandise apparel that appeals to these customers and at the same time provides a proper missy fit is our greatest competitive advantage. We capitalize on this advantage through our ability to:

  •
  Target a Highly Desirable Market. Our target market comprises women between the ages of 25 and 55 with higher income levels. As compared to other demographics, the shopping options for these customers tend to be limited to either large department stores or highly specialized boutiques, particularly for social occasion dressing. We believe that this creates a significant opportunity for us to attract those customers seeking a more intimate shopping experience and higher levels of customer service.

  •
  Preserve Distinct but Complementary Brand Images. Cache and Lillie Rubin are two distinct brands with their own individual styles. Each has its own feel with Cache appealing to a more fashion-conscious, youthful woman and Lillie Rubin appealing to a more sophisticated, mature customer. To support these brand images, the average price point at Lillie Rubin is typically 25% to 30% higher than that at Cache. In addition to merchandise assortment and price point, the two brand identities remain separate through our marketing and advertising campaigns as well as in-store visual displays. Lastly, all apparel in our stores is branded under the respective Cache and Lillie Rubin names. While their assortments and images differ, these concepts are complementary. We have found that in malls containing both Cache and Lillie Rubin stores, many of our customers shop in both stores during the same mall visit. As a result, we strategically place our Lillie Rubin stores in the same malls where Cache stores are located.

  •
  Provide a Boutique Environment. We believe that our discerning target customer enjoys an intimate boutique atmosphere and provide this environment through a variety of means. First, our smaller store format ensures a more intimate feel. Second, we offer highly personalized customer service. Our level of staffing and smaller store format enable our staff to be highly visible and accessible. In addition, we have built a detailed customer database from our point-of-sale system over the past 11 years, enabling us to hold special events, offer rewards and send targeted mailings to our preferred customers. Our salespeople can quickly access all historical purchasing data on a customer and become familiar with her preferences. Third, we offer our customers a variety of additional conveniences to enhance their overall shopping experience. For example, our special order system allows a customer to receive an item overnight from another store. Similarly, a customer may make an appointment on our website for a personalized style consultation or fitting at a store near her.

  •
  Maintain Balance between Sportswear and Dress Businesses. We seek to preserve a balance between our sportswear and dresses. Our dress and eveningwear business has a highly loyal customer base of women who make Cache and Lillie Rubin destination stores for their special occasion purchases. In addition, the dress business provides strong, reliable sales during the spring and holiday seasons and enables us to leverage our deep expertise in eveningwear to design our popular day-into-evening sportswear line, which represents a large percentage of our sales. Our sportswear provides a more consistent stream of sales throughout the year and attracts a broader customer base. Both businesses help to differentiate us from other mall-based women's specialty retailers and are important parts of our overall strategy.

  •
  Enhance Merchandising Speed and Flexibility. Virtually all of our merchandise is purchased from domestic vendors. This provides us with a number of competitive advantages. We have focused on relationships with a select number of key suppliers and work closely with them to design and manufacture apparel to be sold under our Cache and Lillie Rubin brands. By collaborating with our domestic vendors, we enjoy short lead times of four to 12 weeks, enabling us to respond rapidly to changes in sell-through trends and to conduct frequent test-and-order cycles prior to broad merchandise introductions. In addition, our suppliers drop ship all merchandise directly to our stores, further increasing delivery speed and reducing inventory risk. This drop ship system is supplemented by an automated special order system that allows us to efficiently ship merchandise between stores if necessary.

  •
  Execute with Proven Management Team. Our senior management has extensive industry expertise in all areas of specialty retailing. Brian Woolf, our Chief Executive Officer, has over 30 years of industry experience, most recently in senior management at The Limited. Tom Reinckens, our President and Chief Operating Officer, has been with us since 1987 and has served in all areas of operations and finance during his tenure. In addition, we have recently added three senior managers in operations and merchandising, with over 20 years of experience with such leading retailers as Giorgio Armani, The Limited and Rich's. These management additions include Maria Comfort as Vice President and General Merchandise Manager for Lillie Rubin, David Desjardins as Executive Vice President and Director of Stores and Operations and Catherine McNeal as Executive Vice President and General Merchandise Manager for Cache. These additions complement our strong existing management team, six members of whom have been with us for 10 or more years.

Growth Strategy

        With the new strategic initiatives that Mr. Woolf implemented after his arrival in October 2000, we have refined our overall operating strategy. With much of that groundwork complete, our main objective is to capitalize on our distinct brand identities and differentiated merchandise offerings to accelerate our growth. We intend to do so through the following means:

  •
  New Unit Expansion and Remodeling. We plan to open new stores and remodel existing stores. Our new store format optimizes space, enhances merchandise displays and facilitates customer flow. The format not only increases the overall store appeal but also supports our new merchandising strategy put in place in 2001. We remodeled 13 Cache stores and 2 Lillie Rubin stores in 2002 and expect to remodel approximately 20 Cache stores in fiscal 2003 and 25 Cache stores in fiscal 2004, as we renew our store leases. Through June 13, 2003, we had completed the remodeling of 8 of these stores. In addition to our remodeling plans, we also intend to expand our store base. In fiscal 2002, we opened 10 new Cache stores and 3 new Lillie Rubin stores. We plan to accelerate new store openings in fiscal 2003 with the opening of approximately 23 new Cache and 2 new Lillie Rubin stores. As of June 13, 2003, we had opened 6 of these new Cache and 2 new Lillie Rubin stores. Additionally, we expect to open approximately 35 new stores in fiscal 2004, comprised of 30 new Cache and 5 new Lillie Rubin stores. Based on our internal analysis, we believe that the potential exists for at least 350 Cache and 100 Lillie Rubin stores nationwide.

  •
  Enhance Brand Recognition. During fiscal 2002, we embarked upon an advertising campaign that renewed Cache's image and reinforced its distinct brand identity. This creative campaign encompassed print media, targeted direct mailings and outdoor advertising. Given the success of this recent campaign, we will continue to undertake several strategic marketing initiatives. These initiatives, which include direct mail pieces, new in-store window and table displays, and the recent relaunch of the Cache website, are aimed to promote the Cache brand and reward loyal customers. We have also built an extensive customer database, based on capturing our point-of-sale data since 1992, which supports our direct mail programs. In addition, in fiscal 2003 we launched a direct mail marketing campaign for the Lillie Rubin brand.

  •
  Further Improve Profitability. As we grow our business, we will continue to seek to increase our profitability. For example, we have significantly reduced the number of our suppliers and our stock keeping units. This enables us to commit to bulk fabric purchases and increases our ability to receive favorable terms and pricing from our vendors. In fiscal 2001 and 2002, we reduced the number of our vendors by approximately 24% and the number of our sportswear stock keeping units by approximately 42% compared to fiscal 2000. In addition to increasing our gross margins, these reductions also decreased our operating costs and improved our collaboration with manufacturers. We intend to seek to further improve profitability by enhancements to our merchandising mix and merchandise sourcing.

Merchandising

        Our merchandising focuses on providing a selection of sportswear and dresses extending from elegant eveningwear to day-into-evening sportswear. As a result of our short lead times of four to 12 weeks, we are able to employ a constant process of test-and-ordering that allows us to restock popular items during the same season. We also maintain a key item strategy, providing some popular and core items for longer periods to meet ongoing customer demand. New merchandise typically arrives on a weekly basis at each of our stores, giving our customers a reason to visit our stores frequently. We introduce new floor sets into each of our stores every six weeks. These new floor sets allow exciting changes in visual merchandising within both our stores and our window presentations.

Merchandise

        We design and market three general categories of merchandise:

    Sportswear. Sportswear consists of related chic tops and bottoms, versatile enough to be worn during the day or out for evening affairs.

    Dresses. Dresses range from special occasion long dresses to shorter lengths for cocktail and day-into-evening wear.

    Accessories. Accessories consist primarily of jewelry, belts and handbags intended to complement our sportswear and dress selections.

        These categories of merchandise differ in style depending on whether they are offered in our Cache or Lillie Rubin stores.

        Cache.  Cache merchandise targets fashion-conscious women who require a missy fit and are typically between the ages of 25 and 45. To appeal to these women, much of our Cache apparel offers tasteful and trendy detailing including fringe, lace, leather trim and beads. Cache's price points generally range from $60 to $300 for sportswear, $125 to $375 for dresses and $30 to $150 for accessories. The following table indicates the percentage of Cache's net sales by merchandise category for each of the last three fiscal years and for the thirteen weeks ended March 30, 2002 and March 29, 2003:

	52 Weeks Ended			13 Weeks Ended
	December 30, 2000	December 29, 2001	December 28, 2002	March 30, 2002	March 29, 2003
Sportswear	65.8%	67.0%	65.7%	58.1%	60.0%
Dresses	25.9	24.7	26.1	33.9	31.5
Accessories	8.3	8.3	8.2	8.0	8.5

Total	100.0%	100.0%	100.0%	100.0%	100.0%

        Lillie Rubin.  Lillie Rubin targets women who are between the ages of 35 and 55 and desire classic, smart styles. Price points at Lillie Rubin are approximately 25% to 30% higher than at Cache. The following table indicates the percentage of Lillie Rubin's net sales by merchandise category for each of the last three fiscal years and for the thirteen weeks ended March 30, 2002 and March 29, 2003:

	52 Weeks Ended			13 Weeks Ended
	December 30, 2000	December 29, 2001	December 28, 2002	March 30, 2002	March 29, 2003
Sportswear	39.8%	39.9%	44.9%	36.8%	35.5%
Dresses	50.9	51.6	47.1	56.3	58.8
Accessories	9.3	8.5	8.0	6.9	5.7

Total	100.0%	100.0%	100.0%	100.0%	100.0%

        The percentage of sales represented by dresses is typically higher in the first half of the year for both Cache and Lillie Rubin due to buying for the Easter, wedding and prom seasons. The percentage of Lillie Rubin sales represented by sportswear is expected to increase further in fiscal 2003 as a result of the introduction in fiscal 2002 of a new day-into-evening sportswear collection in all of our Lillie Rubin stores.

Design

        Our apparel design and merchandising are organized around the spring and fall seasons. Our internal design and merchandising team is comprised of a designer, buyers who specialize in particular fashion classifications and executive management personnel. Following the end of a season, our design team reviews data from that season's results as well as market research, retail trends, trade shows and other resources. Based on this information, our team develops seasonal themes which will influence our exclusive designs for the following year.

        Approximately nine to 12 weeks prior to a season, we begin to coordinate with external designers at our vendors to select specific styles that reflect our themes for the upcoming season. We have established close relationships with many of our vendors, enabling us to frequently create and test new merchandise in our stores prior to the upcoming season and stay abreast of changing fashion trends and market demands. On an ongoing basis, we revise our styles or buying levels accordingly.

        We believe that our ability to offer an attractive but comfortable missy fit is crucial for our customers. Once we have identified specific designs and materials, our technical department works closely with our in-house fit model and our manufacturers through a collaborative process that tests specific measurements to ensure that the merchandise meets our high standards for fit and comfort.

        Our accessories are designed and manufactured for us by third-party vendors.

Planning

        We conduct our planning process based on our historical point-of-sale data, economic trends, seasonality and anticipated demand based on market tests. We determine at a corporate level the total number of stock keeping units and the composition by product, print, color, style and size. Our vendors are then able to negotiate bulk material purchases with their suppliers, which we believe enables us to obtain better pricing.

        Our merchandising and planning teams determine the appropriate level and type of merchandise per store and communicate that information to our vendors who drop ship the merchandise to each store. Following receipt at our stores, the merchandising staff obtains daily sales information and store-level inventory generated by our point-of-sale computer system. Based upon this data, management teams make decisions with respect to re-orders, store transfers and markdowns.

        In addition to introducing new merchandise, we employ a key item strategy whereby we maintain an inventory of core items in every store. This provides customers with a level of certainty that these items will be in stock when they visit, rather than rotating out of the store with merchandise changes. In certain situations, a store that is experiencing particularly strong sell-throughs relays the information to our management team and buyers, who in turn may add or adjust new merchandise in response to this feedback.

Sourcing and Distribution

        We employ a sourcing and distribution strategy that enhances our speed to market, allows us to respond quickly to fashion preferences and demand, and reduces inventory risk. We purchase virtually all of our merchandise from domestic vendors. Sourcing from domestic vendors provides us with short lead times ranging from four to 12 weeks from order to shipment, compared to typically much longer periods for sourcing from foreign vendors. Our five largest vendors accounted for approximately 36%

of our purchases in fiscal 2002, and our largest vendor accounted for 18% of our purchases during this period.

        Nearly all of our merchandise is drop shipped directly by our vendors to our individual stores rather than sent to a warehouse or distribution center. Drop shipping significantly decreases our distribution expenses and reduces the time required to deliver merchandise to our stores. If a customer requests an item out of stock at a specific store, we can ship the merchandise from another store to the customer by overnight or common carrier, the cost of which typically is borne by the customer.

Store Operations

Store Design and Environment

        Most of our stores range in size from approximately 1,500 to 2,500 square feet, with our typical store averaging approximately 2,000 square feet. We believe that our relatively smaller store size enables us to create a boutique-like atmosphere by providing a more intimate shopping environment and a higher level of customer service than department stores. Most of our stores are open during the same hours as the malls in which they are located, typically seven days and six nights a week.

        We have recently changed both our Cache and Lillie Rubin store designs and layouts to enhance their appeal to the customer, increase access to merchandise, facilitate movement throughout the store and improve our displays. Our new store designs emphasize a modern, sophisticated and well-lit atmosphere with streamlined exteriors and sleek interiors. In addition, at Cache we have moved the dressing rooms from the middle of the store to the rear, and checkout locations from the front of the store to the side. This eliminates barriers to movement throughout the store and permits greater flexibility in merchandise displays, allowing us to more effectively market our clothing.

        We began to remodel existing stores using this new design during fiscal 2001. We remodeled 13 Cache and two Lillie Rubin stores in fiscal 2002 and expect to remodel approximately 20 Cache stores in fiscal 2003 and 25 Cache stores in fiscal 2004, as leases come up for renewal. Through June 13, 2003, we had completed the remodeling of 8 of these stores. Most store remodels take from four to six weeks. During this period, we typically utilize temporary locations in the mall near the existing location so that customers can continue to shop for our merchandise.

Store Management and Training

        We organize our stores into regions and districts, which are overseen by three regional vice presidents and 23 district managers, with each of our district managers responsible for eight to 12 stores. We typically staff our stores with two opening employees, three mid-day employees and two closing employees.

        We seek to provide our customers with superior customer service. To promote this part of our strategy, store managers and co-managers receive both salaries and performance-based bonuses. We pay sales associates and assistant managers on an hourly basis as well as performance incentives. From time to time, we offer additional incentives, such as sales contests, to both management and sales associates. Additionally, we place special emphasis on the recruitment of fashion-conscious and career-oriented sales personnel. We train most new store managers in designated training stores and train most other new store sales personnel on the job.

Existing Store Locations

        As of June 13, 2003, we operated 240 stores located in 42 states and Puerto Rico. Of these, 212 were Cache stores and 28 were Lillie Rubin stores. The following map and tables indicate our stores by location:

4
1
3
2
1
7
1
1
2
11
6
2
4
9
7
1
3
1
2
12
7
2
10
1
19
1
6
1
2
2
2
5
4
1
6
9
2
1
3
9
1
6
20
5
38
2
1

Cache stores:
Alabama	5	Louisiana	4	Ohio	9
Arizona	3	Maryland	5	Oklahoma	2
Arkansas	1	Massachusetts	7	Oregon	2
California	19	Michigan	5	Pennsylvania	7
Colorado	2	Minnesota	1	Rhode Island	2
Connecticut	4	Mississippi	1	South Carolina	3
Delaware	1	Missouri	2	Tennessee	5
Florida	30	Nebraska	1	Texas	16
Georgia	7	Nevada	6	Utah	1
Hawaii	2	New Hampshire	3	Vermont	1
Illinois	7	New Jersey	11	Virginia	5
Indiana	2	New Mexico	1	Washington	3
Kansas	2	New York	11	West Virginia	1
Kentucky	2	North Carolina	8	Wisconsin	1
				Puerto Rico	1
Lillie Rubin stores:
Alabama	1	Louisiana	1	Ohio	1
Arizona	1	Michigan	1	Pennsylvania	2
Colorado	1	Nevada	1	Tennessee	1
Florida	8	New Jersey	1	Texas	4
Georgia	2	North Carolina	1	Virginia	1
				Washington	1

        The following table indicates the number of stores opened and closed over the past five fiscal years and for fiscal 2003 through June 13, 2003:

		Stores Opened During Fiscal Year			Stores Closed During Fiscal Year		Stores Open at End of Fiscal Year
	Stores Open at Beginning of Fiscal Year
Fiscal Year		Cache	L.R.		Cache	L.R.	Cache	L.R.	Totals
1998	169	4	12	(1)	1	0	172	12	184
1999	184	13	6		2	0	183	18	201
2000	201	8	8		1	1	190	25	215
2001	215	9	1		2	1	197	25	222
2002	222	10	3		0	1	207	27	234
2003 (through June 13)	234	6	2		1	1	212	28	240

(1)
In 1998, we acquired the Lillie Rubin chain which consisted of 12 stores at that time.

New Store Development

        We continually review potential new locations for Cache and Lillie Rubin stores. We locate our new stores primarily in upscale shopping malls. When selecting a new site, we target high traffic locations with suitable demographics and favorable lease economics. When evaluating a new site, we also look at the principal and anchor stores in the mall, location of our store within the mall and other specialty stores located in the mall.

        During fiscal 2002, we opened 10 Cache stores and three Lillie Rubin stores and closed one Lillie Rubin store. In fiscal 2003, we intend to open approximately 25 stores in total consisting of 23 Cache and 2 Lillie Rubin stores. As of June 13, 2003, we had opened 6 of these new Cache and 2 new Lillie Rubin stores. During fiscal 2003, we have closed one Cache and one Lillie Rubin store and anticipate closing 1 additional Cache store. In fiscal 2004, we intend to open approximately 35 stores, consisting of 30 Cache and 5 Lillie Rubin stores.

        Currently 26 of our 28 Lillie Rubin stores are located in malls that also contain Cache stores. We intend to locate the substantial majority of our new Lillie Rubin stores in malls containing Cache stores.

Marketing and Promotion

        Historically, we conducted limited marketing and advertising, relying on our individual store displays, mall locations and word-of-mouth to attract customers. In early fiscal 2002, we began to use a variety of media to promote our Cache brand and increase sales, consisting primarily of advertisements in magazines such as Harper's Bazaar, Marie Claire, In Style and Vogue. We also introduced outdoor advertising in selected markets on billboards and buses, including a large campaign in Grand Central Station in New York. We expect to continue to increase our Cache advertising and marketing expenditures. In fiscal 2003, we launched a direct mail marketing campaign for the Lillie Rubin brand. These increased marketing efforts for both Cache and Lillie Rubin are intended to attract new customers and increase sales to existing customers.

        We use direct mail marketing campaigns for existing Cache customers. Over the past several years, we have built a database of over 2,000,000 Cache customers from our point-of-sale information system and mail approximately eight to 10 promotions per year to approximately 500,000 of our preferred customers. Our preferred customer tracking system enables us to identify and target specific customers with our mailings. We include in our mailings general discounts for frequent Cache customers as well as specific merchandise promotions targeted at individual customers. We also send e-mail notices to customers and intend to increase our use of e-mail promotions in the future.

        Our Cache and Lillie Rubin brands are supported by visual merchandising, which consists of window displays, front table layouts and various promotions. This type of marketing is an important component of our marketing and promotion strategies since our mall locations provide significant foot traffic. We make decisions regarding store displays and advertising at the corporate level, ensuring a consistent appearance and message throughout all our stores. In addition, we encourage store management to become involved in community affairs, such as participating in local charity fashion shows, to enhance brand recognition and meet potential customers. Some stores host trunk shows several times each year to present selected merchandise to customers.

        We operate a Cache website, www.cache.com. During 2002, we relaunched this website, which enhanced the ability of customers to purchase merchandise online, view currently available styles and schedule private fittings of merchandise at any Cache store.

Competition

        The market for women's social occasion sportswear, dresses and accessories is highly competitive. We compete primarily with specialty retailers of women's apparel and department stores. Our stores typically compete directly with other women's apparel stores located in the same mall or a nearby location. We believe our target customers choose to purchase apparel based on the following factors:

  •
  style and fashion,

  •
  fit and comfort,

  •
  customer service,

  •
  shopping convenience and environment and

  •
  value.

        We believe that our Cache and Lillie Rubin stores and merchandise have advantages over our competitors in meeting these needs.

Information Systems

        We utilize a combination of off-the-shelf and custom software applications in our point-of-sale computer system to track our sales and inventory levels on a daily basis. Each store communicates this data directly to the host system at our corporate headquarters in New York. Our systems enable us to quickly identify issues and make decisions such as redirecting merchandise shipments, adjusting prices, re-ordering based on results of test marketing and monitoring the success of promotional campaigns. In addition, our systems facilitate various administrative functions such as payroll, inventory control, merchandise transfers, special orders and price checking.

Trademarks and Service Marks

        We are the owner in the United States of the Cache and Lillie Rubin trademarks and service marks. These marks are registered with the United States Patent and Trademark Office. Each federal registration is renewable indefinitely if the mark is still in use at the time of renewal. Our rights to the "Cache" mark and "Lillie Rubin" mark are a significant part of our business. Accordingly, we intend to maintain these marks and the related registrations. We are unaware of any material claims of infringement or other challenges to our right to use our marks in the United States, although we have successfully brought infringement claims against third parties in the past.

Employees

        As of March 29, 2003, we had approximately 2,000 employees, of whom approximately 1,025 were full-time employees and 975 were part-time employees. None of these employees is represented by a labor union. We consider our employee relations to be satisfactory.

Properties

        All but a few of our 240 stores are located in shopping malls. The substantial majority of our stores contain between 1,500 and 2,500 square feet of space, with the typical store averaging 2,000 square feet. All of our stores are in leased facilities, and we typically negotiate our rental agreements based on our portfolio of store locations with a particular landlord rather than on an individual basis. Rental terms usually include a fixed minimum rent plus a percentage rent based on sales in excess of a specified amount. In addition, we generally are required to pay a charge for common area maintenance, utility consumption, promotional activities and/or advertising, insurance and real estate taxes. Several leases contain fixed escalation clauses.

        Our leases expire at various dates through 2015. The following table indicates the periods during which our leases expire.

Fiscal Years	Cache	Lillie Rubin	Totals
Present-2005	61	3	64
2006-2008	60	3	63
2009-2011	35	9	44
2012-2015	56	13	69

Totals	212	28	240

        Our corporate office is an 11,900 square foot facility located at 1460 Broadway in New York City. We lease this space under a 10-year lease through 2003 at a rate of approximately $357,000 per year. We are presently searching for new office space for our corporate offices in the same general vicinity in New York City.

        We contract for space in a warehouse in New Jersey on an as-needed basis to serve as a staging area for new store inventories and fixtures.

Legal Proceedings

        We are party to various lawsuits arising in the ordinary course of our business. In management's opinion, the ultimate disposition of these matters will not have a material adverse effect on our liquidity or operating results.

MANAGEMENT

Executive Officers, Directors and Key Employees

        The following table sets forth information concerning our executive officers, directors and key employees:

Name	Age	Position
Executive Officers and Directors
Brian Woolf	54	Chief Executive Officer and Chairman of the Board
Thomas E. Reinckens	49	President, Chief Operating Officer and Director
David Desjardins	41	Executive Vice President, Director of Stores and Operations
Catherine McNeal	43	Executive Vice President, General Merchandise Manager—Cache
Arthur S. Mintz	57	Director
Andrew M. Saul	56	Director
Joseph E. Saul	83	Director
Morton J. Schrader	71	Director
Other Key Employees
Maria Comfort	47	Vice President, General Merchandise Manager—Lillie Rubin
Victor Coster	46	Treasurer and Secretary
Lisa Decker	41	Vice President, Marketing
Margaret Feeney	45	Vice President, Finance
Clifford Gray	48	Vice President, Construction
Joanne Marselle	43	Vice President, Planning and Distribution
Caryl Paez	43	Director, Information Technologies

Executive Officers and Directors

        Brian Woolf has served as our Chief Executive Officer and Chairman of the Board since October 2000. From March 1999 to October 2000, Mr. Woolf served as Vice President and General Merchandise Manager for The Limited. From 1995 to March 1999, Mr. Woolf served as Senior Vice President and General Merchandise Manager for Caldor. Mr. Woolf has held various management positions within the retail industry over the last 30 years.

        Thomas E. Reinckens has served as our President and Chief Operating Officer since October 2000 and as a director since February 1993. Mr. Reinckens also is our current principal financial and accounting officer. Mr. Reinckens joined us in February 1987 and has held various positions throughout his tenure, most recently serving as Chief Financial Officer from November 1989 to October 2000 and Executive Vice President from September 1995 to October 2000. Mr. Reinckens has over 20 years of retail experience.

        David Desjardins has served as our Executive Vice President and Director of Stores and Operations since April 2002. From 1999 until joining us, Mr. Desjardins served in various managerial capacities at The Limited, most recently as Vice President of Express and Director of Sales and Operations at Limited Stores. From 1990 to 1999, Mr. Desjardins held various managerial positions with The Gap. Mr. Desjardins has over 15 years of retail experience.

        Catherine McNeal has served as our Executive Vice President and General Merchandise Manager for Cache since June 2, 2003. From 1997 until joining us, Ms. McNeal served in various managerial capacities for The Limited, most recently as Vice President, Merchandising Manager for Limited Stores. Ms. McNeal has over 20 years of retail experience.

        Arthur S. Mintz has served as one of our directors since September 2002. Mr. Mintz has served as the President of Bees and Jam, Inc., an apparel manufacturer, since 1971.

        Andrew M. Saul has served as one of our directors since 1986. Mr. Saul also served as our Chairman of the Board from February 1993 to October 2000. Mr. Saul is a partner in Saul Partners, an investment partnership, a position he has held since 1986. He is the son of Joseph E. Saul.

        Joseph E. Saul has served as one of our directors since 1986. Mr. Saul is a partner in Saul Partners, a position he has held since 1986. He is the father of Andrew M. Saul.

        Morton J. Schrader has served as one of our directors since 1989. Mr. Schrader was the President of Abe Schrader Corp., a manufacturer of women's apparel, from 1968 through March 1989. Since 1989, he has been active as a real estate broker.

Other Key Employees

        Maria Comfort has served as our Vice President and General Merchandise Manager for our Lillie Rubin stores since May 2002. From 1999 until she joined us, Ms. Comfort served as Executive Vice President for Giorgio Armani. From June 1997 to 1999, Ms. Comfort served as President of 9&Co., a division of Nine West Group, Inc., a women's apparel company. Ms. Comfort's background encompasses a variety of merchandising functions, including design, manufacturing and buying. Ms. Comfort has 26 years of retail experience.

        Victor Coster has served as our Secretary since July 1991 and as our Treasurer since July 2001. Mr. Coster is responsible for all treasury and tax matters. Mr. Coster joined us in February 1991 and has held various positions, most recently as Controller from February 1997 to July 2001. Mr. Coster has over 23 years of experience in finance and accounting and has been a Certified Public Accountant since 1981.

        Lisa Decker has served as our Vice President of Marketing and Advertising since 1998 and was our Director of Marketing from 1991 until 1998. She has over 19 years of experience in marketing, advertising, sales promotion and visual merchandising within the retail industry.

        Margaret Feeney has served as our Vice President, Finance since 2001. Ms. Feeney has served in a variety of financial and operational capacities with us since 1992. Prior to joining us, Ms. Feeney served as Manager of Financial Analysis and Budgeting for Toys ‘R‘ Us and in various financial positions at Brooks Fashion Stores, a junior specialty chain. Ms. Feeney has 19 years of retail experience.

        Clifford Gray has served as our Vice President of Construction since 1999 and was our Operations Manager from 1991 to 1999. Prior to joining us, Mr. Gray served as Operations Manager with Kids ‘R‘ Us.

        Joanne Marselle has served as our Vice President of Planning and Distribution since 2000 and was our Director of Planning from 1990 to 2000. Prior to joining us, Ms. Marselle served at various times as a Planning and Distribution Analyst and a Merchandise Coordinator for both Country Road Australia and Ann Taylor. Ms. Marselle has over 20 years experience in the areas of planning and distribution.

        Caryl Paez has served as our Director of Information Technologies since he rejoined us in 1999. From 1996 to 1999, he was Director of Information Technologies for Louis Vuitton Americas. From 1992 to 1996, he served as our Director of Management Information Systems and from 1989 to 1992, as our Manager of Point of Sale Systems.

Board Committees

        Our board of directors has established an audit committee and a compensation committee.

        Our Audit Committee consists of Andrew M. Saul, Arthur S. Mintz and Morton J. Schrader. Duties of the Audit Committee include:

  •
  meeting with our independent accountants to discuss the planned scope of their examinations, the adequacy of our internal controls and our financial reporting,

  •
  reviewing the results of the annual examination of our financial statements and periodic internal audit examinations,

  •
  reviewing and approving the services and fees of our independent accountants,

  •
  authorizing special investigations and studies and

  •
  performing any other duties or functions deemed appropriate by the board of directors.

        Our Compensation and Plan Administration Committee consists of Andrew M. Saul, Arthur S. Mintz and Morton J. Schrader. Duties of the Compensation and Plan Administration Committee include administration of our stock option plans and approval of compensation arrangements for our executive officers.

Compensation of Directors

        We compensate Andrew M. Saul, Joseph E. Saul and Morton J. Schrader for their services to us by participation in our group medical insurance program at an approximate cost to us of $11,500 per individual per year. They currently do not receive cash or equity-based compensation. Arthur S. Mintz receives a director's fee equal to $12,000 per year.

Indemnification of Directors and Executive Officers

        Our Articles of Incorporation require us, to the extent permitted by law, to indemnify our directors and officers against any personal liabilities incurred as a result of their positions as directors or officers of our company.

        We maintain directors' and officers' insurance providing indemnification for our directors, officers and management employees for liabilities arising as a result of their services to us.

        The indemnification provision in our articles of incorporation may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder's investment may be adversely affected to the extent we pay the costs of settlement and damage awards against any of our directors and officers under indemnification provisions. We believe that these indemnification provisions are necessary to attract and retain qualified directors and officers.

Compensation Committee Interlocks and Insider Participation

        Our Compensation and Plan Administration Committee consists of Andrew M. Saul, Arthur S. Mintz and Morton J. Schrader. No member of our Compensation and Plan Administration Committee has been an employee of ours. None of our executive officers serves as a member of the board of directors or compensation committee of any other entity that has one or more executive officers serving as a member of our board of directors of our compensation committee.

Executive Compensation

        The following summarizes the compensation earned for the past three years of the Chief Executive Officer and our other most highly compensated executive officers who were serving as executive officers on December 28, 2002. In addition, Catherine McNeal became an executive officer on June 2, 2003. We refer to these individuals as our "named executive officers."

Summary Compensation Table

	Annual Compensation				Long-Term Compensation Awards
Name and Principal Position	Fiscal Year	Salary		Bonus	Securities Underlying Options	All Other Compensation(1)
Brian Woolf Chief Executive Officer and Chairman of the Board	2002 2001 2000	$449,934 401,857 74,203	(2)	$$359,947 — —	45,500 100,000 300,000	$14,014 3,640 —
Thomas E. Reinckens President, Chief Operating Officer and Director	2002 2001 2000	356,473 326,857 284,973		285,178 250,244 —	45,500 — 28,125	2,967 2,847 2,662
David Desjardins Executive Vice President(3)	2002 2001 2000	211,539 — —		117,692 — —	35,000 — —	— — —

(1)
These amounts consist of insurance premiums paid for term life insurance for the benefit of the named executive officers and long-term disability insurance.

(2)
Mr. Woolf became one of our executive officers in October 2000.

(3)
Mr. Desjardins became one of our executive officers in March 2002.

Stock Option Grants

        The following table sets forth information with respect to stock options granted by us in fiscal 2002 to each of the named executive officers.

Stock Option Grants in Last Fiscal Year

					Potential Realizable Value At Assumed Annual Rates of Stock Price Appreciation for Option Term(2)
	Number of Securities Underlying Options(1)	% of Total Options Granted to Employees in Fiscal Year
			Exercise or Base Price ($/share)	Expiration Date
Name					5%	10%
Brian Woolf	45,500	24.5%	$7.04	4/16/12	$88,499	$195,559
Thomas E. Reinckens	45,500	24.5%	$7.04	4/16/12	$88,499	$195,559
David Desjardins	35,000	18.8%	$4.95	3/11/12	$47,866	$105,771

(1)
Of the options referenced in the above table, Mr. Woolf's options are vested as to 22,750 shares, Mr. Reinckens' options are vested as to 22,750 shares, and Mr. Desjardins' options are vested as to 8,750 shares, in each case as a result of our achieving our planned earnings in fiscal 2002. The remaining options listed in the above table vest no later than December 31, 2005 but may vest sooner in equal installments on each of December 31, 2003 and 2004 to the extent our earnings plan for these years is achieved, based on the following sliding scale:

Percent of Original Option that Becomes Exercisable
Percentage of Earnings Plan Achieved	2003/2004
Greater than or equal to 90%	25%
Greater than or equal to 75%, but less than 90%	20%
Greater than or equal to 60%, but less than 75%	15%
Less than 60%	0%
(2)
These amounts represent hypothetical gains that could be achieved for the options if exercised at the end of the option term. As required by SEC rules, these gains are based on assumed rates of stock price appreciation of 5% and 10% compounded annually from the date the options were granted until their expiration dates. These assumptions are not intended to forecast future appreciation of our stock price. The potential realizable value computation does not take into account federal or state income tax consequences of option exercises or sales of appreciated stock.

Option Exercises and Holdings

        The following table sets forth information regarding the number and value of exercised and unexercised options held by each of the named executive officers as of December 28, 2002.

Aggregated Fiscal 2002 Year-End Option Values

	Number of Securities Underlying Unexercised Stock Option at Fiscal Year End		Value of Unexercised In-the-Money Stock Options at Fiscal Year End
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
Brian Woolf	222,750	222,750	$2,521,215	$2,521,215
Thomas E. Reinckens	147,750	22,750	$1,590,028	$169,715
David Desjardins	8,750	26,250	$83,563	$205,688

        Amounts described in the preceding table under the heading "Value of Unexercised In-the-Money Stock Options at Fiscal Year End" are determined by multiplying the number of shares underlying the options by the difference between the last reported per share sale price of our common stock on December 28, 2002 and the per share option exercise prices.

Employee Benefit Plans

Stock Option Plans

        On October 4, 2000, we adopted our 2000 Stock Option Plan. A maximum of 550,000 shares of our common stock initially were available for award under our 2000 Plan.

        On December 16, 1994, we adopted our 1994 Stock Option Plan. A maximum of 600,000 shares of our common stock initially were available for award under our 1994 Plan. As of March 29, 2003 only an aggregate of 938 shares remained eligible for grant under these plans.

        Awards under the 2000 and 1994 Stock Option Plans are made at the discretion of our Compensation and Plan Administration Committee and may be made to our employees in the form of:

  •
  incentive stock options,

  •
  non-qualified stock options,

  •
  stock appreciation rights,

  •
  shares of common stock subject to restrictions,

  •
  units representing shares of common stock,

  •
  units which do not represent shares of common stock but which may be paid in common stock,

  •
  shares of unrestricted common stock and

  •
  tax offset payments.

        Our Compensation and Plan Administration Committee determines the terms of grants made under the plans, including number of shares, exercise price and the time of expiration. Under the plans, incentive stock options must have an exercise price equal to at least 100% of the fair market value of our common stock on the date of grant. Incentive stock options granted to a participant owning shares representing more than 10% of the total voting power of our stock must have an exercise price equal to at least 110% of the fair market value of our common stock on the date of grant and the term of incentive stock option grants may not exceed five years. In addition, the total fair market value of shares subject to incentive stock options grants to an employee which are exercisable for the first time in a given calendar year shall not exceed $100,000, valued at the time of the grant. If an employee receives options with a fair market value in excess of $100,000 valued at the time of the grant, the options in excess of $100,000 are treated as non-qualified stock options. If an employee ceases to be employed by us, the plans permit participants to exercise options for a specified period of time, depending on the form of award and reason for termination.

        Our Board of Directors generally may suspend, modify or terminate these plans. Any amendment must be submitted to our stockholders, however, if the amendment:

  •
  materially increases the aggregate number of shares issuable under the plans,

  •
  materially increases the benefits accruing to employees under the plans or

  •
  materially modifies the requirements for eligibility to participate in the plans.

        The plans each contain a provision which allows our Compensation and Plan Administration Committee to grant options that will become immediately exercisable if:

  •
  less than 25% of our outstanding common stock is beneficially owned by the Saul family,

  •
  our company is acquired,

  •
  any tender offer or exchange offer for shares of our common stock is expiring, where: (x) all holders of our common stock are entitled to participate and (y) the Saul family has agreed (or has announced its intention to agree) to sell such number of their shares of our common stock as will result in the Saul family beneficially owning less than 25% of the outstanding shares of our common stock or

  •
  20% or more of the directors elected by our stockholders to our Board of Directors are persons who were not nominated by us in our most recent proxy statement.

Employment Agreements

        In September 2000, we entered into an employment agreement with Brian Woolf, our Chief Executive Officer and Chairman, which expired January 31, 2003. Under the agreement, Mr. Woolf's annual salary during 2002 was $400,000 and he was eligible to receive an annual bonus of up to 100% of his annual salary. The amount of Mr. Woolf's bonus was based on our achieving specified pre-tax earnings goals. We currently are negotiating the terms of a new contract to replace the expired contract, which we expect to finalize during the next several months. In addition, under his employment agreement, Mr. Woolf was entitled to a term life insurance policy equal to three times his annual salary, participation in our long-term disability coverage and our other benefits packages. We have continued to provide these benefits to Mr. Woolf. Pursuant to the terms of his expired employment agreement, if we had terminated Mr. Woolf's employment prior to January 31, 2003 for any reason other than for certain circumstances described therein, then until Mr. Woolf accepted other employment we were required to continue to pay him his salary for up to 12 months.

        When he entered into his employment agreement with us, Mr. Woolf received an option to purchase 300,000 shares of our common stock at an exercise price of $2.59 per share, the then-current market price. This option vests no later than October 2004 but may vest earlier on a sliding scale based on the percentage of our planned earnings that we achieve. As of June 13, 2003, this option was vested as to 150,000 shares. In October 2001, we granted Mr. Woolf an option to purchase an additional 100,000 shares at an exercise price of $3.20 per share, the then-current market price. This option vests no later than December 31, 2004 but may vest earlier based on whether we achieve our planned earnings during 2002, 2003 and 2004. As of June 13, 2003, this option was vested as to 50,000 shares. In April 2002, we granted Mr. Woolf an option to purchase an additional 45,500 shares at an exercise price of $7.04 per share, the then-current market price. This option vests no later than December 31, 2004 but may vest earlier based on whether we achieve our planned earnings during 2002, 2003 and 2004. As of June 13, 2003, this option was vested as to 22,750 shares.

RELATED PARTY TRANSACTIONS

        In November 2000, we loaned $350,000 to Brian Woolf, our Chief Executive Officer and Chairman of the Board. The loan was unsecured and was repaid in full in February 2001. The loan bore an annual interest rate of 6% per annum.

        In December 1994, we loaned $170,000 to Roy Smith, formerly an Executive Vice President and one of our directors. The loan is payable on demand by us, is secured by a pledge of shares of our common stock owned by Mr. Smith, with full recourse against him and bears interest at a rate of 9% per annum. The outstanding balance as of March 29, 2003 of this loan was $170,000 plus accrued interest. Mr. Smith will repay this loan out of the proceeds he receives from this offering.

        In December 1994, we loaned $80,000 to Thomas E. Reinckens, our President and Chief Operating Officer and one of our directors. The loan is payable on demand by us, secured by a pledge of shares of our common stock owned by Mr. Reinckens, with full recourse against him and bears interest at a rate of 9% per annum. As of March 29, 2003, the outstanding balance of this loan was $80,000 plus accrued interest. Additionally, in December 2000, we loaned $121,000 to Mr. Reinckens. This loan is also payable on demand by us, secured by a pledge of shares of our common stock, with full recourse against him and bears interest at the rate of 6% per annum. Mr. Reinckens repaid $50,000 of this loan to us in March 2002 and the remaining balance of this loan as of March 29, 2003 was $71,000 plus accrued interest. In April 2002, we loaned Mr. Reinckens $260,000, which was fully repaid by him in June 2002. If the over-allotment option in this offering is exercised by the underwriters, Mr. Reinckens will repay his outstanding loans from us with the proceeds of his sale of shares.

SHARES ELIGIBLE FOR FUTURE SALE

        Upon completion of this offering, we will have outstanding 9,731,150 shares of our common stock. The 3,275,000 shares of common stock being sold in this offering and all of our currently outstanding shares of common stock, other than those shares held by our "affiliates," as such term is defined under Rule 144 of the Securities Act, will be freely tradable without restriction or registration under the Securities Act.

        Shares held by our affiliates (which generally include our directors and executive officers and persons owning 10% or more of our common stock) are subject to restrictions on resale in accordance with Rule 144 under the Securities Act. As of June 13, 2003, we estimate that approximately 6,241,773 shares of our common stock were held by our affiliates of which 2,164,926 shares are being sold in this offering. In general, under Rule 144 as currently in effect, an affiliate would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of our then outstanding shares of common stock or the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding notice of the sale. Sales under Rule 144 are subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

        Our officers (other than Mr. Desjardins and Ms. McNeal), directors (other than Messrs. Schrader and Mintz) and the selling stockholders (other than Ms. Hoo and Mr. Smith) in this offering (including their affiliates), who hold an aggregate of 4,397,893 shares of our common stock following this offering have agreed that they will not sell or otherwise transfer any common stock owned by them without the prior written consent of Thomas Weisel Partners LLC for a period of 90 days from the date of this prospectus. Upon expiration of this 90-day period, substantially all of these shares will be eligible for resale in the public market, subject to compliance by our affiliates with the volume limitations and other restrictions of Rule 144.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table shows information as of June 13, 2003 regarding the beneficial ownership of:

  •
  the selling stockholders,

  •
  each of our directors,

  •
  our named executive officers and

  •
  each person known to us to beneficially own 5% or more of our common stock.

        This information assumes no exercise of the underwriters' over-allotment option. Unless otherwise indicated, the address for each stockholder listed in the table is c/o Cache, Inc., 1460 Broadway, New York, New York 10036.

	Shares Beneficially Owned Prior To Offering			Shares Beneficially Owned After Offering
			Shares Being Offered(1)
Name and Address	Number	Percent		Number	Percent
Andrew M. Saul 9 West 57th Street New York, NY 10019(2)	6,145,054	67.3%	1,037,426	3,980,128	40.9%
Joseph E. Saul 9 West 57th Street New York, NY 10019(3)	6,145,054	67.3%	0	3,980,128	40.9%
Norma G. Saul 9 West 57th Street New York, NY 10019(4)	6,145,054	67.3%	0	3,980,128	40.9%
Trusts f/b/o
Jennifer B. Saul 9 West 57th Street New York, NY 10019(5)	896,844	9.8%	500,000	396,844	4.1%
Trusts f/b/o
Kimberly E. Saul 9 West 57th Street New York, NY 10019(6)	896,844	9.8%	500,000	396,844	4.1%
Denise and Andrew Saul Foundation 9 West 57th Street New York, NY 10019	25,000	*	20,000	5,000	*
Joseph E. and Norma G. Saul Foundation 9 West 57th Street New York, NY 10019	107,500	*	107,500	0	*
Jane Saul Berkey	744,046	8.1%	400,000	344,046	3.5%
Arthur S. Mintz 70 West 36th Street New York, NY 10018	0	*	0	0	*
Morton J. Schrader 200 Park Avenue 16th Floor New York, NY 10166	23,000	*	0	23,000	*
Thomas E. Reinckens(7)	221,469	2.3%	0	221,469	2.2%
Brian Woolf(8)	222,750	2.3%	0	222,750	2.2%
David Desjardins(9)	8,750	*	0	8,750	*
Catherine McNeal	0	*	0	0	*
Roy C. Smith(10) 6076 Currituck Road Kitty Hawk, NC 27949	211,478	2.2%	210,000	1,478	*
Mae Soo Hoo(11) P.O. Box 1313 New York, NY 10018	200,074	2.1%	200,074	0	*
All Current Executive Officers and Directors as a Group (eight persons)	6,621,023	69.6%	1,037,426	4,456,097	44.1%

*
Less than 1% of the outstanding shares of common stock.

(1)
In the event the underwriters exercise the over-allotment option, Andrew Saul will sell an additional 127,500 shares of our common stock, the 85 J. Saul Trust will sell an additional 94,250 shares of our common stock, the 85 K. Saul Trust will sell an additional 94,250 shares of our common stock, Mr. Woolf will sell 100,000 shares of our common stock and Mr. Reinckens will sell 75,000 shares of our common stock.

(2)
Represents (a) 2,585,158 shares held directly by Andrew Saul, 1,037,426 of which are being sold in this offering, (b) 2,353,436 shares beneficially owned by Joseph Saul, Andrew Saul's father, including 1,512,628 shares held by two trusts that are selling an aggregate of 718,940 shares in this offering (see Notes 5 and 6 below) and 107,500 shares held by the Joseph Saul Foundation, of which Andrew Saul is a director, all of which are to be sold in this offering, (c) 900,400 shares held by Norma Saul, Andrew Saul's mother, (d) 140,530 shares held by the 84 J. Saul Trust, of which Andrew Saul is a trustee, all of which are to be sold in this offering (e) 140,530 shares held by the 84 K. Saul Trust, of which Andrew Saul is a trustee, all of which are to be sold in this offering and (f) 25,000 shares held by the Andrew Saul Foundation, of which Andrew Saul is a director, 20,000 of which are to be sold in this offering. All of the foregoing shares are subject to an oral agreement, subject in the case of the trusts to any fiduciary duties of the trustees, to vote and dispose of these shares jointly. The holders of the foregoing shares have filed with the SEC as a "group" within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934. Each of these holders disclaims beneficial ownership of all shares other than those held in his, her or its name.

(3)
Represents (a) 733,308 shares held directly by Joseph Saul, (b) 900,400 shares held by Norma Saul, Joseph Saul's wife, (c) 2,891,218 shares beneficially owned by Andrew Saul, Joseph Saul's son, 1,037,426 of which are held directly by Andrew Saul and are being sold in this offering, 281,060 of which are held by two trusts, all of which are being sold in this offering and 25,000 shares held by the Andrew Saul Foundation, 20,000 of which are being sold in this offering, (d) 756,314 shares held by the 85 J. Saul Trust, of which Joseph Saul is a trustee, 359,470 of which are to be sold in this offering (see Note 5 below), (e) 756,314 shares held by the 85 K. Saul Trust, of which Joseph Saul is a trustee, 359,470 of which are to be sold in this offering (see Note 6 below) and (f) 107,500 shares held by the Joseph Saul Foundation, of which Joseph Saul is a director, all of which are to be sold in this offering. All of the foregoing shares are subject to an oral agreement, subject in the case of the trusts to any fiduciary duties of the trustees, to vote and dispose of these shares jointly. The holders of the foregoing shares have filed with the SEC as a "group" within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934. Each of these holders disclaims beneficial ownership of all shares other than those held in his, her or its name.

(4)
Represents (a) 900,400 shares held directly by Norma Saul, (b) 733,308 shares beneficially owned by Joseph Saul, Norma Saul's husband, (c) 2,891,218 shares held by Andrew Saul, Norma Saul's son, 1,037,426 of which are held directly by Andew Saul and are being sold in this offering and 281,060 of which are held by two trusts, all of which are being sold in this offering and 25,000 shares held by the Andrew Saul Foundation, of which Joseph Saul is a director, 20,000 of which are being sold in this offering, (d) 756,314 shares held by the 85 J. Saul Trust, of which Norma Saul is a trustee, 359,470 of which are to be sold in this offering (see Note 5 below), (e) 756,314 shares held by the 85 K. Saul Trust, of which Norma Saul is a trustee, 359,470 of which are to be sold in this offering (see Note 6 below) and (f) 107,500 shares held by the Joseph Saul Foundation, of which Norma Saul is a director, all of which are to be sold in this offering. All of the foregoing shares are subject to an oral agreement, subject in the case of the trusts to any fiduciary duties of the trustees, to vote and dispose of these shares jointly. The holders of the foregoing shares have filed with the SEC as a "group" within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934. Each of these holders disclaims beneficial ownership of all shares other than those held in his, her or its name.

(5)
Represents (a) 140,530 shares held by the 84 J. Saul Trust pursuant to a Trust Agreement, dated December 18, 1984, all of which are to be sold in this offering and (b) 756,314 shares held by the 85 J. Saul Trust pursuant to a Trust Agreement dated March 28, 1985, 359,470 of which are being sold in this offering.

(6)
Represents (a) 140,530 shares held by the 84 K. Saul Trust pursuant to a Trust Agreement, dated December 18, 1984, all of which are to be sold in this offering and (b) 756,314 shares held by the 85 K. Saul Trust pursuant to a Trust Agreement dated March 28, 1985, 359,470 of which are being sold in this offering.

(7)
Includes options to acquire 147,750 shares of our common stock.

(8)
Represents options to acquire 222,750 shares of our common stock.

(9)
Represents options to acquire 8,750 shares of our common stock.

(10)
Includes options to acquire 147,500 shares of our common stock, all of which are to be sold as part of this offering.

(11)
Includes an option to acquire 153,750 shares of our common stock, all of which are to be sold as part of this offering.

DESCRIPTION OF CAPITAL STOCK

        Our authorized capital stock consists of 20,000,000 shares of common stock, $0.01 par value, and 100,000 shares of preferred stock, $0.01 par value. The following summary of the terms of our common stock and preferred stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions in our articles of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus is a part, and the provisions of applicable law.

Common Stock

        Each share of our common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors. Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive dividends, if any, declared from time to time by the directors out of legally available funds. We have never paid any cash dividends with respect to our common stock. Cumulative voting for the election of directors is not authorized by our articles of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election. Holders of our common stock are not entitled to preemptive rights, and our common stock is not subject to conversion or redemption. In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after the payment of liabilities, subject to any rights of holders of any outstanding preferred stock to prior distribution.

Preferred Stock

        Upon the completion of this offering, we will not have any shares of preferred stock outstanding. Our 5,000,000 authorized shares of preferred stock may be issued in one or more series without further stockholder authorization, and our board of directors is authorized to fix and determine the terms, limitations and relative rights and preferences of the preferred stock, to establish series of preferred stock and to fix and determine the variations between these series. If we issue preferred stock, it would have priority over our common stock with respect to dividends and to other distributions, including the distribution of assets upon liquidation, and we may be obligated to repurchase or redeem any such preferred stock. Our board of directors can issue preferred stock without the further approval of our common stockholders. Any preferred stock we issue may have voting and conversion rights which could adversely affect the rights of holders of our common stock. We do not have any present plans to issue any shares of preferred stock.

Anti-Takeover Effects of Provisions of Our Charter, Our By-Laws and Florida Law

        Provisions of our articles of incorporation and bylaws and Florida law could make it more difficult to acquire our company by means of a tender offer or proxy contest, or to remove incumbent officers and directors.

        Our articles of incorporation provides that our board of directors may establish the rights of and issue shares of preferred stock without the need for stockholder approval. Further, our board may determine the terms, conditions, rights, privileges and preferences of these shares of preferred stock. This ability to issue preferred stock may inhibit the ability of third parties to acquire us. For example, our board could issue preferred stock having terms that would dilute the shares of our common stock held by entities seeking to obtain control of our company. We believe our preferred stock provides desirable flexibility in connection with possible acquisitions, financings and other corporate transactions. However, it may also have the effect of discouraging, delaying or making it more difficult for third parties to acquire or attempt to acquire control of us or substantial amounts of our common stock.

        Our bylaws restrict special meetings of stockholders by requiring that special meetings be requested by stockholders owning no less than one-third of our outstanding shares. This provision may have the effect of preventing stockholders from exercising influence over, or gaining greater control over, our company.

        Florida has enacted legislation that may have the effect of deterring or preventing a tender offer or takeover attempt of our company that a stockholder might consider in its best interest, including acquisitions that might result in a premium over the market price for the shares held by our stockholders. Section 607.0902 of the Florida Business Corporation Act generally provides that shares of our common stock acquired without approval of our board of directors in excess of specified thresholds, beginning at 20% of the outstanding common stock, will not possess any voting rights unless these voting rights are approved by a majority vote of our disinterested stockholders. Additionally, under Florida law, we may amend our articles of incorporation or bylaws to authorize the redemption by us of shares acquired in excess of specified thresholds, unless the acquiring person filed an "acquiring person statement" under the statute. Florida law also generally requires the approval of two-thirds of our disinterested stockholders for certain specified transactions between us and holders of more than 10% of our outstanding voting shares.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company.

Nasdaq Stock Market Listing

        Our common stock is quoted on the Nasdaq Stock Market under the symbol "CACH."

UNDERWRITING

General

        Subject to the terms and conditions set forth in an underwriting agreement, each of the underwriters named below has severally agreed to purchase from us and the selling stockholders the aggregate number of shares of common stock set forth opposite its name below:

Underwriters	Number of Shares
Thomas Weisel Partners LLC	1,572,000
U.S. Bancorp Piper Jaffray Inc.	1,310,000
SG Cowen Securities Corporation	393,000

Total	3,275,000

        Of the 3,275,000 shares to be purchased by the underwriters, 300,000 shares will be purchased from us and 2,975,000 shares will be purchased from the selling stockholders.

        The underwriting agreement provides that the obligations of the several underwriters are subject to various conditions, including approval of legal matters by counsel. The nature of the underwriters' obligations commits them to purchase and pay for all of the shares of common stock listed above if any are purchased.

        The underwriting agreement provides that we and the selling stockholders will indemnify the underwriters against liabilities specified in the underwriting agreement under the Securities Act of 1933, as amended, or will contribute to payments that the underwriters may be required to make relating to these liabilities.

        Thomas Weisel Partners LLC expects to deliver the shares of common stock to purchasers on or about July 14, 2003.

Over-Allotment Option

        Some of the selling stockholders have granted a 30-day over-allotment option to the underwriters to purchase up to an aggregate of 491,000 additional shares of our common stock at the public offering price, less the underwriting discount and commissions payable by them, as set forth on the cover page of this prospectus. If the underwriters exercise this option in whole or in part, then the underwriters will be separately committed, subject to conditions described in the underwriting agreement, to purchase the additional shares of our common stock in proportion to their respective commitments set forth in the table above.

Commissions and Discounts

        The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus, and at this price less a concession not in excess of $0.648 per share of common stock to other dealers specified in a master agreement among underwriters who are members of the National Association of Securities Dealers, Inc. The underwriters may allow, and the other dealers specified may reallow, concessions, not in excess of $0.10 per share of common stock, to these other dealers. After this offering, the offering price, concessions and other selling terms may be changed by the underwriters. Our common stock is offered subject to receipt and acceptance by the underwriters and to the other conditions, including the right to reject orders in whole or in part.

        The following table summarizes the compensation to be paid to the underwriters by us and the proceeds, before expenses, payable to us and the selling stockholders:

		Total
	Per Share	Without Over- Allotment	With Over- Allotment
Public offering price	$18.00	$58,950,000	$67,788,000
Underwriting discount	1.08	3,537,000	4,067,280
Proceeds, before expenses, to us	16.92	5,076,000	5,076,000
Proceeds to the selling stockholders	16.92	50,337,000	58,644,720

Indemnification of Underwriters

        We and the selling stockholders will indemnify the underwriters against some civil liabilities, including liabilities under the Securities Act of 1933, as amended, and liabilities arising from breaches of our representations and warranties contained in the underwriting agreement. If we or the selling stockholders are unable to provide this indemnification, we and the selling stockholders will contribute to payments the underwriters may be required to make in respect of those liabilities.

No Sales of Similar Securities

        The underwriters will require our officers (other than Mr. Desjardins and Ms. McNeal), directors (other than Messrs. Schrader and Mintz) and the selling stockholders (other than Ms. Hoo and Mr. Smith), including their affiliates, to agree not to offer, sell, agree to sell, directly or indirectly, or otherwise dispose of any shares of common stock or any securities convertible into or exchangeable for shares of common stock without the prior written consent of Thomas Weisel Partners LLC for a period of 90 days after the date of the initial filing of the registration statement, of which this prospectus is a part.

        We have agreed that for a period of 90 days after the date of this prospectus we will not, without the prior written consent of Thomas Weisel Partners LLC, offer, sell or otherwise dispose of any shares of common stock, except for the shares of common stock offered by us in this offering, shares of common stock issuable upon exercise of outstanding options on the date of this prospectus and the shares of our common stock that are issued under our 1994 Stock Option Plan and 2000 Stock Option Plan.

Nasdaq Stock Market Listing

        Our common stock is quoted on the Nasdaq Stock Market under the symbol "CACH."

Short Sales, Stabilizing Transactions and Penalty Bids

        In order to facilitate this offering, persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock during and after this offering. Specifically, the underwriters may engage in the following activities in accordance with the rules of the Securities and Exchange Commission.

        Short sales.  Short sales involve the sale by the underwriter of a greater number of shares than they are required to purchase in the offering. Covered short sales are made in an amount not greater than the underwriters' option to purchase additional shares from some of the selling stockholders in this offering. The underwriters may close out any covered short position by either exercising their option to purchase shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are any sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

        Stabilizing transactions. The underwriters may make bids for or purchases of the shares for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

        Penalty bids. If the underwriters purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they must reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering. Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of these transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages presales of the shares.

        The transactions above may occur on the Nasdaq Stock Market or otherwise. Neither we nor the underwriters makes any representation or prediction as to the effect that the transactions described above may have on the price of the shares. If these transactions are commenced, they may be discontinued without notice at any time.

LEGAL MATTERS

        The validity of the common stock offered by this prospectus will be passed upon for us by Akerman Senterfitt, Miami, Florida. Certain other legal matters in connection with the offering will be passed upon for us by Schulte Roth & Zabel LLP, New York, New York. Certain legal matters in connection with the offering will be passed upon for the underwriters by Fulbright & Jaworski L.L.P., New York, New York.

EXPERTS

        The consolidated financial statements and schedule included in this prospectus and elsewhere in the registration statement, to the extent and for the periods indicated in their reports, have been audited by Arthur Andersen LLP, independent public accountants. We have included these financial statements and schedule herein in reliance upon their reports. We have been unable to obtain the written consent of Arthur Andersen to our naming it as an expert and as having audited the consolidated financial statements and including its audit report in this prospectus, as Arthur Andersen has ceased conducting operations. Accordingly, it is highly unlikely that you will be able to recover damages from Arthur Andersen under Section 11 of the Securities Act for any untrue statements of material fact contained in the financial statements audited by Arthur Andersen or any omissions to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

        We changed certifying accountants from Arthur Andersen to KPMG LLP effective June 12, 2002 and, Arthur Andersen was dismissed as our principal accountant on that date. Arthur Andersen's reports on our financial statements for the prior fiscal year did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. The decision to change accountants was approved by our board of directors. During fiscal 2001 and the subsequent interim period prior to such change in accountants, there were no disagreements with Arthur Andersen on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures. During our 2000 and 2001 fiscal years and subsequent interim periods prior to such change in accountants, there occurred none of the "reportable events" listed in Item 304(a)(1)(v)(A-D) of Regulation S-K. We have requested and received from Arthur Andersen the letter required by Item 304(a)(3) of Regulation S-K (and filed the same as Exhibit 16.1 to our report on Form 8-K filed on June 17, 2002), and state that Arthur Andersen agrees with the statements made by us in this prospectus in response to Item 304(a)(1) of Regulation S-K.

        Our consolidated financial statements and schedule as of December 28, 2002 and December 29, 2001, and for each of the years in the two-year period ended December 28, 2002, have been included herein in reliance upon the report of KPMG LLP, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. We have also filed with the SEC a registration statement on Form S-2 to register the securities being offered in this prospectus. This prospectus, which forms part of the registration statement, does not contain all of the information included in the registration statement. For further information about us and the securities offered in this prospectus, please refer to the registration statement and its exhibits. Our SEC filings may be inspected and copied at the SEC's Public Reference Rooms at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such documents can be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. These SEC filings are also available from the SEC's web site at http://www.sec.gov. More information about us can be obtained by visiting our web site at http://www.cache.com.

INCORPORATION BY REFERENCE

        The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until we have completed our offering described in this prospectus:

  •
  our Annual Report on Form 10-K for the fiscal year ended December 28, 2002,

  •
  our amended Annual Report on Form 10-K/A for the fiscal year ended on December 28, 2002,

  •
  our Quarterly Report on Form 10-Q for the quarterly period ended March 29, 2003,

  •
  our Current Report on Form 8-K filed with the SEC on June 30, 2003, and

  •
  our Current Report on Form 8-K filed with the SEC on July 7, 2003.

        Any statement contained in a document that is incorporated by reference will be modified or superceded for all purposes to the extent that a statement contained in this prospectus (or in any other document that is subsequently filed with the SEC and incorporated by reference) modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superceded.

        You may request a copy of these filings, at no cost, by writing or telephoning us at the following address: Victor J. Coster, Secretary, Cache, Inc., 1460 Broadway, New York, New York 10036; (212) 575-3200.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
CACHE, INC. AND SUBSIDIARIES:
Independent Auditors' Reports	F-2
Consolidated Balance Sheets at December 29, 2001 and December 28, 2002 and March 30, 2002 (unaudited) and March 29, 2003 (unaudited)	F-4
Consolidated Statements of Income for the Years Ended December 30, 2000, December 29, 2001 and December 28, 2002 and the Thirteen Weeks Ended March 30, 2002 (unaudited) and March 29, 2003 (unaudited)	F-5
Consolidated Statements of Stockholders' Equity for the Years Ended December 30, 2000, December 29, 2001 and December 28, 2002 and the Thirteen Weeks Ended March 29, 2003 (unaudited)	F-6
Consolidated Statements of Cash Flows for the Years Ended December 30, 2000, December 29, 2001 and December 28, 2002 and the Thirteen Weeks Ended March 30, 2002 and March 29, 2003 (unaudited)	F-7
Notes to Consolidated Financial Statements	F-8
Schedule of Valuation and Qualifying Accounts for the Years Ended December 30, 2000, December 29, 2001 and December 28, 2002 and the Thirteen Weeks Ended March 29, 2003	F-21

INDEPENDENT AUDITOR'S REPORT

The Board of Directors and Stockholders
Cache, Inc. and subsidiaries:

        We have audited the accompanying consolidated balance sheets of Cache, Inc. and subsidiaries as of December 28, 2002 and December 29, 2001, and the related statements of income, stockholders' equity and cash flows for each of the two years ended December 28, 2002 as listed in the accompanying index. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits. The 2000 financial statements and financial statements schedule of Cache, Inc. and subsidiaries as listed in the accompanying index were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements and financial statement schedules in their report dated February 1, 2002.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cache, Inc. and subsidiaries as of December 28, 2002 and December 29, 2001, and the results of its operations and its cash flows for each of the two years ended December 28, 2002 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

KPMG LLP

New York, New York
February 5, 2003

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of
Cache, Inc. and subsidiaries:

        We have audited the accompanying consolidated balance sheets of Cache, Inc. (a Florida corporation) and subsidiaries as of December 29, 2001 and December 30, 2000, and the related statements of income, stockholders' equity and cash flows for each of the three fiscal years ended December 29, 2001. These consolidated financial statements and schedule referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cache, Inc. and subsidiaries as of December 29, 2001 and December 30, 2000, and the results of its operations and its cash flows for each of the three fiscal years ended December 29, 2001 in conformity with accounting principles generally accepted in the United States.

        Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in the index to consolidated financial statements is presented for the purpose of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP

New York, New York
February 1, 2002

THIS IS A COPY OF A REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN LLP. THIS REPORT HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP.

CACHE, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 29, 2001	December 28, 2002	March 30, 2002	March 29, 2003
			(unaudited)
Assets
Current assets:
Cash and equivalents (Note 1)	$12,101,000	$10,287,000	$17,198,000	$15,737,000
Marketable securities	—	14,392,000	—	5,690,000
Receivables, net (Note 2)	4,318,000	2,677,000	3,108,000	3,185,000
Notes receivable from related parties (Note 6)	371,000	321,000	321,000	321,000
Inventories	21,761,000	22,065,000	26,340,000	27,892,000
Deferred income taxes and other tax assets (Note 9)	599,000	271,000	395,000	57,000
Prepaid expenses	712,000	1,020,000	619,000	1,101,000

Total current assets	39,862,000	51,033,000	47,981,000	53,983,000
Equipment and leasehold improvements, net (Note 3)	15,906,000	18,553,000	15,819,000	19,812,000
Other assets	825,000	817,000	829,000	826,000
Deferred income taxes, net (Note 9)	542,000	349,000	536,000	290,000

Total assets	$57,135,000	$70,752,000	$65,165,000	$74,911,000

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$11,089,000	$11,988,000	$17,014,000	$17,761,000
Income taxes payable	—	—	846,000	—
Accrued compensation	2,135,000	3,629,000	1,381,000	931,000
Accrued liabilities (Note 4)	6,441,000	8,762,000	6,625,000	8,006,000

Total current liabilities	19,665,000	24,379,000	25,866,000	26,698,000
Other liabilities (Note 7)	1,164,000	1,081,000	1,114,000	1,068,000
Commitments and contingencies (Note 8)
Stockholders' equity: Common stock, $0.01 par value; 20,000,000 shares authorized; 9,091,338 at December 29, 2001; 9,100,150 at December 28, 2002 and March 30, 2002; and 9,129,900 at March 29, 2003 shares issued and outstanding (Note 10)	91,000	91,000	91,000	91,000
Additional paid-in capital	19,564,000	19,609,000	19,587,000	19,821,000
Retained earnings	16,651,000	25,592,000	18,507,000	27,233,000

Total stockholders' equity	36,306,000	45,292,000	38,185,000	47,145,000

Total liabilities and stockholders' equity	$57,135,000	$70,752,000	$65,165,000	$74,911,000

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CACHE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	52 Weeks Ended			13 Weeks Ended
	December 30, 2000	December 29, 2001	December 28, 2002	March 30, 2002	March 29, 2003
				(unaudited)
Net sales	$176,470,000	$179,899,000	$199,423,000	$47,643,000	$47,884,000
Cost of sales, including buying and occupancy (note 8)	117,448,000	116,346,000	115,700,000	28,066,000	27,946,000

Gross profit	59,022,000	63,553,000	83,723,000	19,577,000	19,938,000

Store operating expenses	47,828,000	51,289,000	57,220,000	13,463,000	14,505,000
General and administrative expenses	9,481,000	8,929,000	12,190,000	3,242,000	2,850,000

Total expenses	57,309,000	60,218,000	69,410,000	16,705,000	17,355,000

Operating income	1,713,000	3,335,000	14,313,000	2,872,000	2,583,000

Other income (expense)
Litigation settlement (net)	—	1,518,000	—	—
Interest income	150,000	300,000	260,000	51,000	74,000
Miscellaneous income (net)	(86,000)	40,000	—	—	—
Interest expense	(40,000)	—	—	—	—

Total other income	24,000	1,858,000	260,000	51,000	74,000

Income before income taxes	1,737,000	5,193,000	14,573,000	2,923,000	2,657,000
Income tax provision (note 9)	634,000	1,895,000	5,632,000	1,067,000	1,016,000

Net income	$1,103,000	$3,298,000	$8,941,000	$1,856,000	$1,641,000

Basic earnings per share	$0.12	$0.36	$0.98	$0.20	$0.18
Diluted earnings per share	$0.12	$0.36	$0.93	$0.20	$0.17
Basic weighted average shares outstanding	9,091,000	9,091,000	9,100,000	9,100,000	9,120,000
Diluted weighted average shares outstanding	9,224,000	9,229,000	9,632,000	9,474,000	9,597,000

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CACHE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock	Additional Paid- In Capital	Retained Earnings	Total
Balance January 1, 2000	$91,000	$19,564,000	$12,250,000	$31,905,000
Net income	—	—	1,103,000	1,103,000

Balance December 30, 2000	91,000	19,564,000	13,353,000	33,008,000
Net income	—	—	3,298,000	3,298,000

Balance December 29, 2001	91,000	19,564,000	16,651,000	36,306,000
Net income	—	—	8,941,000	8,941,000
Issuance of common stock	—	45,000	—	45,000

Balance December 28, 2002	91,000	19,609,000	25,592,000	45,292,000
Net income	—	—	1,641,000	1,641,000
Issuance of common stock	—	212,000	—	212,000

Balance March 29, 2003 (unaudited)	$91,000	$19,821,000	$27,233,000	$47,145,000

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CACHE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	52 Weeks Ended			13 Weeks Ended
	December 30, 2000	December 29, 2001	December 28, 2002	March 30, 2002	March 29, 2003
				(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,103,000	$3,298,000	$8,941,000	$1,856,000	$1,641,000
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	4,891,000	4,870,000	4,963,000	1,202,000	1,200,000
Gain on litigation settlement	—	(1,518,000)	—	—	—
Decrease (Increase) in deferred taxes	(709,000)	688,000	521,000	210,000	273,000
Reversal of future rent escalations	(165,000)	(289,000)	(116,000)	(36,000)	(15,000)
Change in assets and liabilities:
Decrease (Increase) in receivables	(517,000)	1,040,000	1,641,000	1,210,000	(508,000)
Decrease (Increase) decrease in notes receivable from related parties	(465,000)	350,000	50,000	50,000	—
Decrease (Increase) in inventories	276,000	2,362,000	(304,000)	(4,579,000)	(5,827,000)
Decrease (Increase) in prepaid expenses	(182,000)	194,000	(308,000)	93,000	(81,000)
Increase (Decrease) in accounts payable	(3,995,000)	(1,227,000)	899,000	5,925,000	5,773,000
Increase in income taxes payable	—	—	—	846,000	—
Increase (Decrease) in accrued liabilities and accrued compensation	1,462,000	(180,000)	3,580,000	(965,000)	(3,889,000)

Net cash provided by operating activities	1,699,000	9,588,000	19,867,000	5,812,000	(1,433,000)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of marketable securities	—	—	(21,184,000)	—	—
Maturities of marketable securities	—	—	6,792,000	—	8,702,000
Payments for equipment and leasehold improvements	(4,852,000)	(4,330,000)	(7,342,000)	(728,000)	(2,022,000)
Disposal of property and equipment	36,000	103,000	—	—	—

Net cash used in investing activities	(4,816,000)	(4,227,000)	(21,734,000)	(728,000)	6,680,000

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from long-term bank debt	10,400,000	—	—	—	—
Repayment of long-term bank debt	(10,400,000)	—	—	—	—
Proceeds from issuance of common stock	—	—	45,000	23,000	212,000
Other, net	17,000	(8,000)	8,000	(10,000)	(9,000)

Net cash (used in) provided by financing activities	17,000	(8,000)	53,000	13,000	203,000

Net increase (decrease) in cash and equivalents	(3,100,000)	5,353,000	(1,814,000)	5,097,000	5,450,000
Cash and equivalents, at beginning of period	9,848,000	6,748,000	12,101,000	12,101,000	10,287,000

Cash and equivalents, at end of period	$6,748,000	$12,101,000	$10,287,000	$17,198,000	$15,737,000

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CACHE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies

Business

        As of March 29, 2003 Cache, Inc. (together with its subsidiaries, the "Company") owns and operates two chains of women's apparel specialty stores, of which 210 stores were operated under the trade name "Cache." In addition, 27 stores were operated under the trade name "Lillie Rubin." The Company specializes in the sale of high fashion women's accessories in the better to expensive price range.

Basis of Consolidation

        The consolidated financial statements include the accounts of the Company, including subsidiaries. All significant intercompany balances and transactions have been eliminated.

Use of Estimates in the Preparation of Financial Statements

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the appropriate application of certain accounting policies, many of which requires the Company to make estimates and assumptions about future events and their impact on amounts reported in the Company's financial statements and related notes. Since future events and their impact cannot be determined with certainty, the actual results will inevitably differ from the Company's estimates. Such differences could be material to the financial statements.

        The Company believes its application of accounting policies, and the estimates inherently required therein, are reasonable. These accounting policies and estimates are constantly reevaluated, and adjustments are made when facts and circumstances dictate a change. Historically, the Company has found its application of accounting policies to be appropriate, and actual results have not differed materially from those determined using necessary estimates.

Fiscal Reporting Period

        The Company reports its annual results of operations based on fiscal periods comprised of 52 or 53 weeks, which is in accordance with industry practice. Results for fiscal years 2000, 2001 and 2002 include 52 weeks. Results for the unaudited interim periods in fiscal 2002 and 2003 include 13 weeks.

Fair Value of Financial Instruments

        The carrying amounts of accounts receivable, accounts payable and accrued liabilities approximate fair value due to the short-term nature of such items.

Cash Equivalents

        The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Marketable Securities

        Marketable securities at December 28, 2002 primarily consist of short-term municipal bonds. The Company classifies its municipal bond holdings as held-to-maturity. Held-to-maturity securities are those securities in which the Company has the ability and intent to hold the securities until maturity. Because the Company's held-to-maturity securities mature within one year of the balance sheet date, the securities are classified as short-term marketable securities. Held-to-maturity debt securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. A decline in the market value of any held-to-maturity security below cost that is deemed to be other than temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. Premiums and discounts are amortized or accreted over the life of the related held-to-maturity as an adjustment to yield using the effective interest method. Interest income is recognized when earned.

Inventories

        Merchandise inventory is carried at the lower of cost or market using the retail method of accounting. The Company makes assumptions to adjust the value of inventory based on historical experience and current information. This procedure inherently reduces the carrying value of inventories as markdowns are initiated. These assumptions can have a significant impact on current and future operating results and financial position.

Equipment and Leasehold Improvements

        Equipment and leasehold improvements are stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets which generally range from three to 10 years. For income tax purposes, accelerated methods are generally used. Leasehold improvements are amortized over the shorter of their useful life or lease term. SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", provides a single accounting model for long-lived assets to be disposed of. SFAS No. 144 also changes the criteria for classifying an asset as held for sale; and broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations and changes the timing of recognizing losses on such operations. The Company adopted SFAS No. 144 on December 30, 2001. The adoption of SFAS No. 144 did not affect the Company's financial statements.

        In accordance with SFAS No. 144, long-lived assets, such as property, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of an asset.

        Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

        Prior to the adoption of SFAS No. 144, the Company accounted for long-lived assets in accordance with SFAS No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of."

Self Insurance

        The Company is self-insured for losses and liabilities related primarily to employee health and welfare claims. Losses are accrued based upon the Company's estimates of the aggregate liability for claims incurred using certain actuarial assumptions followed in the insurance industry and based on Company experience.

Goodwill

        The Company recorded goodwill totaling $440,000 related to the purchase of Lillie Rubin assets in fiscal 1999. Accumulated amortization at each of December 29, 2001, March 30, 2002, December 28, 2002 and March 29, 2003 was $100,000. In accordance with SFAS No. 142 (see "New Accounting Pronouncements" below), the Company no longer amortizes goodwill; instead, the Company evaluates annually the reasonableness of the carrying value of the goodwill and adjusts the balance accordingly.

Revenue Recognition

        Sales are recognized at the "point of sale," which occurs when merchandise is sold in an "over-the-counter" transaction or upon receipt by a customer. The Company's customers have the right to return merchandise. Sales are reported net of actual and estimated returns. The Company maintains a reserve for potential product returns. The Company records a provision for estimated product returns as a reduction to sales. This provision is determined based on historical experience.

Deferred Rent

        Many of the Company's operating leases contain predetermined fixed increases of the minimum rental rate during the initial lease term. For these leases, the Company recognizes the related rental expense on a straight-line basis and records the difference between the amount charged to expense and the rent paid as deferred rent.

Advertising and Marketing Costs

        Costs associated with advertising are charged to store operating expense when the advertising first takes place. The Company spent $799,000, $1,742,000 and $4,375,000 on advertising and marketing in fiscal 2000, 2001 and 2002, respectively. The Company spent $738,000 and $1,126,000 on advertising and marketing for the 13 weeks ended March 30, 2002 and March 29, 2003, respectively.

Pre-Opening Store Expenses

        Expenses associated with the opening of new stores are expensed as incurred.

Employee Benefit Plan

        The Company's 401(k) plan is for employees eligible to participate in the plan if they have been employed by the Company for one year, have reached age 21, and work at least 1,000 hours annually. Generally, employees can defer up to 18% of their gross wages up to the maximum limit allowable under the Internal Revenue Code. The employer can make a discretionary matching contribution for the employee. Employer contributions to the plan for fiscal years 2000, 2001 and 2002 were $154,447, $184,000 and $190,000, respectively. Employer contributions to the plan for the 13 weeks ended March 30, 2002 and March 29, 2003 were $42,000 and $37,000, respectively.

Income Taxes

        The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." This statement requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities, using applicable tax rates for the years in which the differences are expected to reverse.

Earnings per Share

        Basic earnings per share (EPS) is computed as net earnings divided by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common shares issued through the exercise of outstanding dilutive stock options.

        The stock options issued on October 28, 1995, December 10, 1997, February 2, 1999, October 4, 2000, October 2, 2001, March 11, 2002, April 16, 2002 and May 13, 2002 were included in the computation of Diluted EPS and resulted in 133,000, 138,000 and 532,000 shares for fiscal 2000, 2001 and 2002, respectively, included in weighted average shares outstanding. Options totaling 8,812 were exercised in fiscal 2002.

        The stock options issued on October 28, 1995, December 10, 1997, February 2, 1999, October 4, 2000, October 2, 2001, March 11, 2002, April 16, 2002 and May 13, 2002 were included in the computation of Diluted EPS and resulted in 374,000 and 477,000 shares for the 13 weeks ended March 30, 2002 and March 29, 2003, respectively, included in weighted average shares outstanding. Options totaling 8,812 and 29,750, respectively, were exercised in the thirteen week periods ended March 30, 2002 and March 29, 2003, respectively.

New Accounting Pronouncements

        In July 2001, Statements of Financial Accounting Standards No. 141 "Business Combinations" ("SFAS 141") and No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142") were released. The related statements address financial accounting and reporting for business combinations and acquired goodwill and other intangible assets. SFAS 141 is effective for all business combinations initiated after June 30, 2001. SFAS 142 is effective for all fiscal years beginning after December 15, 2001. The Company adopted SFAS 142 in January 2002. The Company has determined that the adoption of SFAS 141 and SFAS 142 had no material impact on its financial postion and results of operations.

        In September 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations", which addresses the accounting and financial reporting for legal obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. The provisions of SFAS No. 143 will be effective for our financial statements for the 2003 fiscal year. The Company does not expect the adoption of this standard to have a significant impact on our financial position, earnings or cash flows.

        In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which addresses the accounting for impairment or disposal of long-lived assets and discontinued operations. On December 30, 2001, the Company adopted this standard and its application had no significant impact on the Company's financial position, earnings or cash flows.

        In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", which addresses accounting for restructuring and similar costs. SFAS No. 146 supercedes previous accounting guidance, principally Emerging Issue Task Force Issue No. 94-3. SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue 94-3, a liability for an exit cost was recognized at the date of the company's commitment to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. Accordingly, SFAS No. 146 may affect the timing of recognizing any future restructuring costs as well as the amounts recognized. This Statement establishes accounting standards for recognition and measurement of a liability for an asset retirement obligation and the associated asset retirement cost. The Company is required to adopt the provisions of SFAS No. 146 effective for exit or disposal activities initiated after December 31, 2002. The Company will adopt the provisions of SFAS No. 146 only for restructuring activities initiated after December 31, 2002.

        On December 31, 2002, the FASB issued Statement No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure", which amends FASB Statement No. 123, "Accounting for Stock-Based Compensation." Statement 148 amends the disclosure requirements in Statement 123 for stock-based compensation for annual periods ending after December 15, 2002 and for interim periods beginning after December 15, 2002. Therefore, calendar year-end companies should provide the amended disclosures in their December 31, 2002 annual financial statements and their March 31, 2003 interim financial statements. These disclosure requirements apply to all companies, including those that continue to recognize stock-based compensation under APB Opinion No. 25, "Accounting for Stock Issued to Employees."

        Effective for financial statements for fiscal years ending after December 15, 2002, Statement 148 also provides three alternative transition methods for companies that choose to adopt the fair value measurement provisions of Statement 123. Earlier application of those transition methods is permitted for entities with a fiscal year ending prior to December 15, 2002, provided that financial statements for the 2002 fiscal year have not been issued as of December 31, 2002.

        The Company will continue to recognize stock-based compensation under APB Opinion No. 25, and in accordance with FASB Statement No. 148, will include required disclosures for interim reporting purposes.

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Among other things, the statement does not affect the classification or measurement of convertible bonds, puttable stock, or other outstanding shares that are conditionally redeemable. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The statement is to be implemented by reporting the cumulative effect of change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. The Company does not expect the adoption of this statement to have a material effect on its financial position and results of operations.

        In November 2002, the FASB issued FASB Interpretation 45 ("FIN 45"), which requires new disclosures and liability-recognition for certain guarantees. This Interpretation addresses the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees. It clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This Interpretation does not prescribe a specific approach for subsequently measuring the guarantor's recognized liability over the term of the related guarantee. This Interpretation also incorporates, without change, the guidance in FASB Interpretation No. 34, Disclosure of Indirect Guarantees of Indebtedness of Others, which is being superceded. The initial recognition and measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements in this Interpretation are effective for financial statements of Interim or annual periods ending after December 15, 2002. The interpretive guidance incorporated without change from Interpretation 34 continues to be required for financial statements for Fiscal years ending after June 15, 1981—the effective date of Interpretation 34. The Company has determined that the adoption of FIN 45 will have no material impact on its financial position and results of operations.

        In January 2003, the FASB issued FASB Interpretation 46 ("FIN 46") which addresses the consolidation by business enterprises of variable interest entities, which have one or both of the following characteristics: 1) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional financial support from other parties, 2) the equity investors lack one or more of the following essential characteristics of a controlling financial interest: a) the direct or indirect ability to make decisions about the entity's activities through voting or similar rights, b) the obligation to absorb the expected losses of the entity if they occur, or c) the right to receive the expected residual returns of the entity if they occur. The interpretation will have a significant effect on existing practice for certain companies because it requires existing variable interest entities to be consolidated if those entities do not effectively disburse risks among parties involved. In addition, FIN 46 contains detailed disclosure requirements. This interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The interpretation applies to public enterprises as of the beginning of the applicable interim or annual period, and it applies to nonpublic enterprises as of the end of the applicable annual period. The Company has determined that the adoption of FIN 46 will have no material impact on its financial position and results of operations.

Supplemental Statements of Cash Flow Information

        The Company paid interest of $40,000, $0 and $0 in fiscal years 2000, 2001 and 2002, respectively. During fiscal years 2000, 2001 and 2002 the Company paid $1,234,000, $1,228,000 and $5,160,000 in income taxes, respectively. The Company paid no interest during the 13 week periods ended March 30, 2002 and March 29, 2003. The Company paid $11,000 and $640,000 in income taxes during the 13 week periods ended March 30, 2002 and March 29, 2003, respectively.

Prior Years' Reclassification

        Certain items previously reported in specific captions in the accompanying financial statements and notes have been reclassified to conform with the current year's classification.

Note 2. Receivables

	December 29, 2001	December 28, 2002	March 30, 2002	March 29, 2003
			(unaudited)
Construction allowances	$1,501,000	$468,000	$610,000	$812,000
Legal settlement	800,000	—	—
Third party credit card	1,704,000	1,837,000	2,369,000	2,097,000
Other	313,000	372,000	129,000	276,000

Total	$4,318,000	$2,677,000	$3,108,000	$3,185,000

Note 3. Equipment and Leasehold Improvements

	December 29, 2001	December 28, 2002	March 30, 2002	March 29, 2003
			(unaudited)
Leasehold improvements	$19,954,000	$21,803,000	$20,527,000	$22,481,000
Furniture, fixtures and equipment	25,521,000	29,463,000	26,057,000	31,143,000

	45,475,000	51,266,000	46,584,000	53,624,000
Less: accumulated depreciation and amortization	29,569,000	32,713,000	30,765,000	33,812,000

Total	$15,906,000	$18,553,000	$15,819,000	$19,812,000

        Store operating and general and administrative expenses include depreciation and amortization of $4,891,000, $4,870,000 and $4,963,000 in fiscal years 2000, 2001 and 2002, respectively. For the 13 week periods ended March 30, 2002 and March 29, 2003, depreciation and amortization totaled $1,202,000 and $1,200,000, respectively.

Note 4. Accrued Liabilities

	December 29, 2001	December 28, 2002	March 30, 2002	March 29, 2003
			(unaudited)
Operating expenses	$1,910,000	$2,092,000	$2,018,000	$1,925,000
Taxes, other than income taxes	1,719,000	2,074,000	1,538,000	1,436,000
Group insurance	—	841,000	—	744,000
Sales return reserve	555,000	746,000	555,000	712,000
Leasehold additions	31,000	299,000	412,000	736,000
Other customer deposits	2,226,000	2,710,000	2,102,000	2,453,000

Total	$6,441,000	$8,762,000	$6,625,000	$8,006,000

        Leasehold additions generally represent a liability to general contractors for a final 10% payable on construction contracts for store construction or renovations.

Note 5. Bank Debt

        During November 2002, the Company reached an agreement with its bank to extend the maturity of the Amended Revolving Credit Facility until November 30, 2005. Pursuant to the newly Amended Revolving Credit Facility, $15,000,000 is available until expiration at November 30, 2005. The amounts outstanding thereunder bear interest at a maximum per annum rate equal to the bank's prime rate. The agreement contains selected financial and other covenants. Effective upon the occurrence of an Event of Default under the Revolving Credit Facility, the Company grants to the bank a security interest in the Company's inventory and certain receivables. The Company is in compliance with all loan covenants.

        There have been no borrowings against the line of credit during fiscal 2001, 2002 and 2003. There were outstanding letters of credit of $750,000, $487,000 and $527,000 pursuant to the Revolving Credit Facility at March 30, 2002, December 28, 2002 and March 29, 2003, respectively.

Note 6. Indebtedness to/from Related Parties

        As of March 29, 2003 the Company had notes receivable totaling $321,000 from one current executive officer and one former executive officer of the Company. The receivables, which are due on demand, are evidenced by secured promissory notes, which bear interest at rates of 6% and 9% per annum. One executive repaid an additional $50,000 during fiscal 2002 of the loan amount originally made to him. One executive repaid a $350,000 loan for the Company during Fiscal 2001, which was outstanding at December 30, 2000. In April 2002, one executive borrowed $260,000 and fully repaid this loan in June 2002.

Note 7. Other Liabilities

        Other liabilities primarily consist of accruals of future rent escalations.

Note 8. Commitments and Contingencies

Leases

        At March 29, 2003, the Company was obligated under operating leases for various store locations expiring at various times through 2015. The terms of the leases generally provide for the payment of minimum annual rentals, contingent rentals based on a percentage of sales in excess of a stipulated amount, and a portion of real estate taxes, insurance and common area maintenance.

        Store rental expense related to these leases, included in cost of sales, consisted of the following:

	52 Weeks Ended			13 Weeks Ended
	December 30, 2000	December 29, 2001	December 28, 2002	March 30, 2002	March 29, 2003
				(unaudited)

Minimum rentals	$16,393,000	$17,141,000	$18,167,000	$4,454,000	$4,756,000
Contingent rentals	6,576,000	7,106,000	7,555,000	1,862,000	1,966,000

	$22,969,000	$24,247,000	$25,722,000	$6,316,000	$6,722,000

        Future minimum payments under non-cancelable operating leases consisted of the following at March 29, 2003:

Fiscal
2003	$14,834,000
2004	19,027,000
2005	16,838,000
2006	14,334,000
2007	13,228,000
Thereafter	51,500,000

Total future minimum lease payments	$129,761,000

Contingencies

        The Company is exposed to a number of asserted and unasserted potential claims. In the opinion of management, the resolution of these matters is not presently expected to have a material adverse effect upon the Company's financial position and results of operations.

Note 9. Income Taxes

        The provision for income taxes includes:

	52 Weeks Ended			13 Weeks Ended
	December 30, 2000	December 29, 2001	December 28, 2002	March 30, 2002	March 29, 2003
				(unaudited)
Current:
Federal	$533,000	$1,726,000	$4,841,000	$1,000,000	$764,000
State	(74,000)	54,000	1,023,000	73,000	123,000

	$459,000	$1,780,000	$5,864,000	$1,073,000	$887,000

Deferred:
Federal	$181,000	$107,000	$(205,000)	$(6,000)	$112,000
State	(6,000)	8,000	(27,000)	—	17,000

	175,000	115,000	(232,000)	(6,000)	129,000

Provision for income taxes	$634,000	$1,895,000	$5,632,000	$1,067,000	$1,016,000

        The Company's effective tax rate, as a percent of income before income taxes differs from the statutory federal tax rates as follows:

	52 Weeks Ended			13 Weeks Ended
	December 30, 2000	December 29, 2001	December 28, 2002	March 30, 2002	March 29, 2003
				(unaudited)
Effective federal tax rate	34.0%	34.0%	34.3%	34.0%	34.0%
State and local income taxes, net of federal tax benefit	2.5	2.5	4.5	2.5	5.3
Other net, primarily tax-free interest	—	—	(0.2)	—	(1.0)

Total	36.5%	36.5%	38.6%	36.5%	38.3%

        The major components of the Company's net deferred tax assets (liabilities) are as follows:

	52 Weeks Ended		13 Weeks Ended
	December 29, 2001	December 28, 2002	March 30, 2002	March 29, 2003
			(unaudited)
Net operating loss carryforwards ("NOL's")	$183,000	$91,000	$183,000	$91,000
Deferred rent	547,000	526,000	534,000	523,000
Group insurance	—	319,000	—	285,000
Sales return reserve	—	283,000	—	272,000
Other (principally depreciation expense)	204,000	(53,000)	314,000	(112,000)

Total	$934,000	$1,166,000	$931,000	$1,059,000

Note 10. Incentive Stock Option Plan

        On October 4, 2000, the Company adopted the 2000 Stock Option Plan. The plan is administered by the Compensation and Plan Administration Committee of the Company's Board of Directors. Under the option plan the Company reserved 550,000 shares of the Company's authorized common stock for issuance to officers and key employees of the Company.

        On December 16, 1994, the Company adopted the 1994 Stock Option Plan. Under the option plan the Company reserved 600,000 shares of the Company's authorized common stock for issuance to officers and key employees of the Company.

        Options granted under the plan have a 10-year term and may be either incentive stock options or non-qualified stock options. The options are granted at an exercise price equal to the fair market value on the date of grant and generally vest over a four year period. The granted options generally become exercisable earlier at the maximum rate of 25% per annum, to the extent the Company's earning plan, as approved by the Compensation and Plan Administration Committee, is achieved. The price is payable in cash at the time of the exercise or at the discretion of the Administrators, through the delivery of shares of Common Stock or the Company's withholding of shares otherwise deliverable to the employee, or a combination thereof.

        The following table summarizes all stock option transactions for the three 52-week periods ended December 28, 2002 and the 13 week period ended March 29, 2003:

	Shares	Weighted Average Exercise Prices
Shares under option as of January 1, 2000	600,000	$3.54
Options granted in 2000	473,750	2.59
Options canceled in 2000	(173,750)	4.55

Shares under option as of December 30, 2000	900,000	2.84
Options granted in 2001	228,000	3.20
Options canceled in 2001	(88,906)	2.59

Shares under option as of December 29, 2001	1,039,094	2.94
Options granted in 2002	186,000	6.81
Options exercised in 2002	(8,812)	2.59
Options canceled in 2002	(76,032)	2.59

Shares under option as of December 28, 2002	1,140,250	3.60
Options granted in 2003	—	—
Options exercised in 2003	(29,750)	3.71

Shares under option as of March 29, 2003	1,110,500	$3.60

        In October 2000, the Company canceled and reissued 123,750 options at a reduced exercise price. As such, in accordance with FASB Interpretation Number 44 ("FIN 44"), "Accounting for Certain Transactions Involving Stock Compensation," this transaction resulted in variable accounting for reporting periods during fiscal 2000 and 2001. Employees surrendered 88,906 of these options in

March 2001, ending variable accounting treatment for these options and the employees were subsequently issued new options in October 2001.

        Significant option groups outstanding at March 29, 2003 and related weighted average price and life information follows:

Grant Date	Options Outstanding	Options Exercisable	Exercise Price	Remaining Life (Years)
5/13/02	25,000	6,250	$11.21	9
4/16/02	91,000	45,500	7.04	9
3/11/02	61,250	8,750	4.95	9
10/2/01	207,000	93,000	3.20	9
10/4/00	300,000	150,000	2.59	8
12/10/97	276,250	276,250	3.06	5
10/13/95	150,000	150,000	3.25	3

        The Company accounts for the Plan in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees" under which no compensation cost has been recognized for stock option awards granted at fair market value. Had compensation expense for the Plan been determined based on the fair value at the grant dates for awards under the Plan, consistent with the method of SFAS No. 123, "Accounting for Stock Based Compensation" the Company's net earnings, basic EPS and diluted EPS would have been reduced to the pro forma amounts listed below:

	52 Weeks Ended			13 Weeks Ended
	December 30, 2000	December 29, 2001	December 28, 2002	March 30, 2002	March 29, 2003
				(unaudited)
Net income
As reported	$1,103,000	$3,298,000	$8,941,000	$1,856,000	$1,641,000
Pro-forma	1,099,000	3,275,000	7,863,000	1,786,000	1,475,000
Basic EPS
As reported	$0.12	$0.36	$0.98	$0.20	$0.18
Pro-forma	0.12	0.36	0.86	0.20	0.16
Diluted EPS
As reported	$0.12	$0.36	$0.93	$0.20	$0.17
Pro-forma	0.12	0.35	0.82	0.18	0.15

        The weighted average fair value of options granted during the 52 week periods ended December 30, 2000, December 29, 2001 and December 28, 2002 were $2.59, $3.20, and $6.81, respectively. The weighted average fair market value of options granted during the 13 week periods ended March 30, 2002 was $4.95. During the 13 week period ended March 29, 2003 there were no options granted. The fair value of each option grant was estimated on the date of the grant using the Black-Scholes option pricing method with the following weighted average assumptions:

	2000 Grants	2001 Grants	2002 Grants
Expected dividend rate	$0.00	$0.00	$0.00
Expected volatility	81.6%	140.9%	70.3%
Risk free interest rate	4.9%	1.7%	1.1%
Expected lives (years)	5.0	5.0	5.0

Note 11. Quarterly Results of Operations (unaudited)
(In thousands, except per share data)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
13 Weeks Ended March 29, 2003
Net Sales	$47,884
Gross profit	11,938
Income before income tax provision	2,657
Income tax provision	1,016

Net income	$1,641

Basic and diluted earings per share:
Basic earning per share:	$0.18
Diluted earnings per share:	$0.17
52 Weeks Ended December 28, 2002
Net sales	$47,643	$51,294	$41,989	$58,497
Gross profit	19,577	21,902	16,787	25,457
Income before income tax provision	2,923	4,662	162	6,826
Income tax provision	1,067	1,702	59	2,804

Net income	$1,856	$2,960	$103	$4,022

Basic and diluted earnings per share:
Basic earnings per share:	$0.20	$0.33	$0.01	$0.44

Diluted earnings per share:	$0.20	$0.31	$0.01	$0.42

52 Weeks Ended December 29, 2001
Net sales	$44,191	$45,613	$37,859	$52,236
Gross profit	15,235	16,084	12,859	19,375
Income (loss) before income tax provision (benefit)	1,887	989	(1,590)	3,907
Income tax provision (benefit)	689	360	(581)	1,427

Net income (loss)	$1,198	$629	$(1,009)	$2,480

Basic and diluted earnings per share:
Basic earnings (loss) per share:	$0.13	$0.07	$(0.11)	$0.27

Diluted earnings (loss) per share:	$0.13	$0.07	$(0.11)	$0.27

CACHE, INC. AND SUBSIDIARIES

VALUATION AND QUALIFYING ACCOUNTS

		Additions
Sales Return Reserve	Balance at Beg. of Period	Charged to Costs and Expenses	Other Accounts	Deductions	Balance at End of Period
52 Weeks Ended December 30, 2000	$480,000	$75,000	—	—	$555,000
52 Weeks Ended December 29, 2001	$555,000	—	—	—	$555,000
52 Weeks Ended December 28, 2002	$555,000	$191,000	—	—	$746,000
13 Weeks Ended March 29, 2003	$746,000	—	—	$34,000	$712,000

3,275,000 Shares
Common Stock

Thomas Weisel Partners LLC
U.S. Bancorp Piper Jaffray
SG Cowen

Neither we nor any of the underwriters have authorized anyone to provide information different from that contained in this prospectus. When you make a decision about whether to invest in our common stock, you should not rely upon any information other than the information in this prospectus. Neither the delivery of this prospectus nor the sale of our common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
Our Company
Recent Developments
The Offering
Other Information
Summary Consolidated Financial and Operating Data (In thousands, except per share and operating data)
RISK FACTORS
Risks Related to Our Business and Industry
Risks Related to Arthur Andersen LLP
Risks Related to This Offering
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
PRICE RANGE OF COMMON STOCK
DIVIDEND POLICY
CAPITALIZATION (In thousands, except share and per share amount)
SELECTED CONSOLIDATED FINANCIAL DATA (In thousands, except per share and operating data)
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
Summary Compensation Table
Stock Option Grants in Last Fiscal Year
Aggregated Fiscal 2002 Year-End Option Values
RELATED PARTY TRANSACTIONS
SHARES ELIGIBLE FOR FUTURE SALE
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
INCORPORATION BY REFERENCE
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
INDEPENDENT AUDITOR'S REPORT
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
CACHE, INC. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS
CACHE, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF INCOME
CACHE, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
CACHE, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS
CACHE, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
CACHE, INC. AND SUBSIDIARIES VALUATION AND QUALIFYING ACCOUNTS